      As filed with the Securities and Exchange Commission on July 24, 1998
                                                      Registration No. 333-58429
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                 PRE-EFFECTIVE
                                   AMENDMENT
                                    NO. 1 TO
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------
                          Regions Financial Corporation
             (Exact Name of Registrant as Specified in its Charter)
                             ----------------------


           Delaware                               6711                    63-0589368
(State or Other Jurisdiction of      (Primary Standard Industrial     (I.R.S. Employer
Incorporation or Organization)       Classification Code Number)     Identification No.)

                              417 North 20th Street
                              Birmingham, AL 35203
                                 (205) 326-7100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ----------------------
                             Samuel E. Upchurch, Jr.
                     General Counsel and Corporate Secretary
                              417 North 20th Street
                              Birmingham, AL 35203
                                 (205) 326-7860
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                             ----------------------
                                   Copies to:

       CHARLES C. PINCKNEY              FRANK M. CONNER III                NEIL E. GRAYSON
   LANGE, SIMPSON, ROBINSON &              ALSTON & BIRD LLP            NELSON MULLINS RILEY
           SOMERVILLE LLP           601 PENNSYLVANIA AVENUE, N.W.         & SCARBOROUGH, L.L.P.
417 NORTH 20TH STREET, SUITE 1700    NORTH BUILDING, SUITE 250         999 PEACHTREE STREET, NE
       BIRMINGHAM, AL 35203             WASHINGTON, D.C. 20004          ATLANTA, GEORGIA  30309
         (205) 250-5000                   (202) 508-3303                   (404) 817-6113

                              --------------------

     Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                              --------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

Dear First Community Banking Services, Inc. Stockholder:


     You are cordially invited to attend the Special Meeting of Stockholders of First Community Banking Services, Inc. ("First Community") to be held at First Community's main office, located at 300 South Peachtree Parkway, Peachtree City, Georgia 30269, on September 9, 1998, at 4:30 p.m., local time, notice of which is enclosed.



     At the Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger, dated as of February 10, 1998 (the "Agreement"), entered into with Regions Financial Corporation ("Regions") pursuant to which First Community will merge (the "Merger") with and into Regions and Regions as successor to First Community will continue the banking operations of First Community's banking subsidiary through Regions' subsidiaries. Upon consummation of the Merger, each share of First Community common stock issued and outstanding (excluding certain shares held by First Community, Regions, or their respective subsidiaries and excluding all shares held by stockholders who perfect their dissenters' rights) will be converted into .625 of a share of Regions common stock, with cash to be paid in lieu of any fractional share interest.


     The accompanying Proxy Statement/Prospectus includes a description of the proposed Merger and provides other specific information concerning the Special Meeting. Please read these materials carefully and consider thoughtfully the information set forth in them.

     The Merger has been approved unanimously by your Board of Directors and is recommended by the Board to you for approval. Each member of the Board of Directors of First Community has agreed to vote those First Community shares over which such member has voting authority (other than in a fiduciary capacity) in favor of the Merger. Consummation of the Merger is subject to certain conditions, including approval of the Agreement by First Community stockholders and approval of the Merger by various regulatory agencies.

     Stockholders of First Community who perfect their dissenters' rights prior to the proposed Merger and comply with applicable law will be entitled to receive the fair value of their First Community shares in cash, as provided by applicable law.

     It is important to understand that approval of the Agreement requires the affirmative vote of a majority of the outstanding shares of common stock of First Community entitled to vote at the Special Meeting, not just a majority of the votes cast. Consequently, a failure to vote will have the same effect as a vote against the Agreement.

     Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with Regions is a significant step for First Community, and your vote on this matter is of great importance. On behalf of the Board of Directors, I urge you to vote for approval of the Merger by marking the enclosed proxy card "FOR" Item One.

                                    Sincerely,


                                    Ira P. Shepherd
                                    President and Chief Executive Officer

                     FIRST COMMUNITY BANKING SERVICES, INC.
           300 SOUTH PEACHTREE PARKWAY, PEACHTREE CITY, GEORGIA 30269
                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                          TO BE HELD SEPTEMBER 9, 1998


     Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of First Community Banking Services, Inc. ("First Community"), a bank holding company, will be held at First Community's main office, located at 300 South Peachtree Parkway, Peachtree City, Georgia 30269 on September 9, 1998, at 4:30 p.m., local time, for the following purposes:




     1. Merger. To consider and vote on the Agreement and Plan of Merger, dated as of February 10, 1998 (the "Agreement"), by and between First Community and Regions Financial Corporation ("Regions") pursuant to which (i) First Community will merge with and into Regions with Regions as the surviving corporation (the "Merger") and (ii) each share of First Community common stock (excluding certain shares held by First Community, Regions, or their respective subsidiaries and excluding all shares held by stockholders who perfect their dissenters' rights) will be converted into .625 of a share of Regions common stock, with cash to be paid in lieu of any remaining fractional share interest, all as described more fully in the accompanying Proxy Statement/Prospectus; and


     2. Other Business. To transact such other business as may properly come before the Special Meeting, including adjourning the Special Meeting to permit, if necessary, further solicitation of proxies.


     Only stockholders of record at the close of business on July 24, 1998, are entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof.


     Stockholders of First Community have a right to dissent from the Merger and obtain payment of the fair value of their shares in cash by complying with the applicable provisions of applicable law, which are attached to the accompanying Proxy Statement/Prospectus as Appendix C.

     The Board of Directors of First Community unanimously recommends that holders of First Community common stock vote FOR the proposals listed above.

     We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the Special Meeting in person. The proxy may be revoked by the person executing the proxy by filing with the Secretary of First Community an instrument of revocation or a duly executed proxy bearing a later date or by electing to vote in person at the Special Meeting.

                                    By Order of the Board of Directors



                                    Joseph S. Black
                                    Corporate Secretary



July 28, 1998

FIRST COMMUNITY BANKING SERVICES, INC.             REGIONS FINANCIAL CORPORATION
         PROXY STATEMENT                                     PROSPECTUS
 FOR SPECIAL MEETING OF STOCKHOLDERS                        COMMON STOCK
     TO BE HELD SEPTEMBER 9, 1998                          (PAR VALUE $.625)
                                                         UP TO 999,059 SHARES



     This Proxy Statement/Prospectus constitutes a Prospectus of Regions Financial Corporation, a regional bank holding company organized and existing under the laws of the state of Delaware ("Regions"), and relates to the shares of its common stock, par value $.625 per share ("Regions Common Stock"), which are issuable to the stockholders of First Community Banking Services, Inc., a bank holding company organized and existing under the laws of the state of Georgia ("First Community") upon consummation of the proposed merger (the "Merger") described herein, by which First Community will merge with and into Regions pursuant to the terms of an Agreement and Plan of Merger, dated as of February 10, 1998, by and between Regions and First Community (the "Agreement").


     On the date and at the time that the Merger becomes effective (the "Effective Time"), except as otherwise described herein, (i) First Community will merge with and into Regions with Regions as the surviving corporation and
(ii) each outstanding share of the $1.00 par value common stock of First Community ("First Community Common Stock") will be converted into .625 of a share of Regions Common Stock (the "Exchange Ratio"), with cash to be paid in lieu of any fractional share interest. A copy of the Agreement is attached to this Proxy Statement/Prospectus as Appendix A.


     As a result of the Merger, the separate existence of First Community will cease and Regions as successor to First Community will continue the banking operations of First Community's banking subsidiary through Regions' subsidiaries. For a further description of the terms of the Merger, see "Description of the Transaction."

     This Proxy Statement/Prospectus also constitutes a Proxy Statement of First Community and is being furnished to the stockholders of First Community in connection with the solicitation of proxies by the Board of Directors of First Community for use at its special meeting of stockholders, including any adjournment or postponement thereof (the "Special Meeting"), to be held on September 9, 1998, to consider and vote on the proposed Merger and related matters. This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to stockholders of First Community on or about July 28, 1998.



   THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
       OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE
               FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                     GOVERNMENTAL AGENCY OR INSTRUMENTALITY.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
            ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


The date of this Proxy Statement/Prospectus is July 28, 1998.

                              AVAILABLE INFORMATION

     Regions and First Community are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Regions and First Community.

     This Proxy Statement/Prospectus constitutes part of the Registration Statement on Form S-4 of Regions (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement/Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about Regions and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above. Regions Common Stock is traded in the Nasdaq National Market. Reports, proxy statements, and other information concerning Regions may be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

     No person is authorized to give any information or to make any representations other than those included in this Proxy Statement/Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by Regions or First Community. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to or from any person to or from whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Regions or First Community since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.

     All information included or incorporated by reference in this Proxy Statement/Prospectus with respect to Regions was supplied by Regions, and all information included or incorporated by reference herein with respect to First Community was supplied by First Community.


                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC by Regions pursuant to the Exchange Act are hereby incorporated by reference herein:

     1. Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

     2. Regions' Quarterly Report on Form 10-Q for the three months ended March 31, 1998;

     3. Regions' Current Report on Form 8-K dated February 8, 1998, and filed with the SEC on February 9, 1998; and

     4. The description of Regions Common Stock under the heading "Item 1. Capital Stock to be Registered" in the registration statement on Form 8-A of Regions relating to Regions Common Stock and in any amendment or report filed for the purpose of updating such description.

     Regions' Annual Report on Form 10-K for the year ended December 31, 1997, incorporates by reference specific portions of Regions' Annual Report to Stockholders for that year (the "Regions Annual Report to Stockholders"), but does not incorporate other portions of the Regions Annual Report to Stockholders. Only those portions of the Regions Annual Report to Stockholders captioned "Financial Summary & Review 1997," "Financial Statements and Notes," and "Historical Financial Summary" are incorporated herein. Other portions of the Regions Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement.

     The following documents previously filed with the SEC by First Community pursuant to the Exchange Act are hereby incorporated by reference herein:

     1. First Community's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997, as amended;

     2. First Community's Quarterly Reports on Form 10-QSB for the three months ended March 31, 1998;

     3. First Community's Current Report on Form 8-K filed with the SEC on March 3, 1998.

     All documents filed by Regions and First Community pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.


     This Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Those documents are available upon request, without charge (except for the exhibits thereto), if filed by Regions, from Ronald C. Jackson, Stockholder Assistance, Regions Financial Corporation, 417 North 20th Street, Birmingham, Alabama 35203 (telephone (205) 326-7090), and if filed by First Community, from Mark B. Kearsley, First Community Banking Services, Inc., 300 South Peachtree Parkway, Peachtree City, Georgia 30269 (telephone (770) 631-2265). In order to ensure timely delivery of the documents, any request should be made by September 1, 1998.



           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

     This Proxy Statement/Prospectus, documents incorporated by reference herein, or any other written or oral statements made by or on behalf of Regions may include forward-looking statements which reflect Regions' current views with respect to future events and financial performance. Such forward-looking statements are subject to certain uncertainties and other factors that may cause actual results to differ materially from the views, beliefs, and projections expressed in such statements. These uncertainties and other factors include, but are not limited to, uncertainties relating to business and economic conditions, the financial services industry, and Regions. The words "believe", "expect", "anticipate", "project", and similar expressions signify forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of Regions. Any such statement speaks only as of the date the statement was made. Regions undertakes no obligation to update or revise any forward-looking statements.

     More specifically, Regions' current report on Form 8-K filed with the SEC on February 9, 1998, pertaining to the merger of Regions and First Commercial Corporation (the "First Commercial Acquisition"), includes certain forward-looking statements regarding each of Regions, First Commercial, and the combined company following the First Commercial Acquisition, including statements relating to cost savings, enhanced revenues, accretion to reported earnings that may be realized from the First Commercial Acquisition, and certain restructuring charges expected to be incurred in connection with the First Commercial Acquisition. Such forward-looking statements involve certain risks and uncertainties, including a variety of factors that may cause Regions' actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to: (i) expected cost savings from the First Commercial Acquisition and Regions' other pending acquisitions may not be fully realized or realized within the expected time frame; (ii) revenues following the First Commercial Acquisition and the other pending acquisitions may be lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the First Commercial Acquisition and the other pending acquisitions may be greater than expected; (iii) competitive pressures among depository and other financial institutions may increase significantly; (iv) costs or difficulties related to the integration of the business of Regions, First Commercial, and the other pending acquisitions may be greater than expected; (v) changes in the interest rate environment may reduce margins; (vi) general economic or business conditions, either nationally or in the states or regions in which Regions does business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (vii) legislative or regulatory changes may adversely affect the businesses in which Regions is engaged; (viii) changes may occur in the securities markets, and (ix) disruptions of the operations of the combined company following the First Commercial Acquisition or any other governmental or private entity as a result of the "year 2000 problem" may occur. Additional information with respect to factors that may cause results to differ materially from those contemplated by such forward-looking statements is included in Regions' current and subsequent filings with the SEC.

                                TABLE OF CONTENTS

AVAILABLE INFORMATION...........................................................................................
DOCUMENTS INCORPORATED BY REFERENCE.............................................................................
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION.....................................................
SUMMARY.........................................................................................................
     The Parties................................................................................................
     Special Meeting of First Community Stockholders............................................................
     Record Date; Vote Required.................................................................................
     The Merger; Exchange Ratio.................................................................................
     Dissenting Stockholders....................................................................................
     Reasons for the Merger; Recommendation of First Community's Board
      of Directors..............................................................................................
     Opinion of First Community's Financial Advisor.............................................................
     Effective Time.............................................................................................
     Exchange of Stock Certificates.............................................................................
     Regulatory Approvals and Other Conditions..................................................................
     Waiver, Amendment, and Termination of the Agreement........................................................
     Interests of Certain Persons in the Merger.................................................................
     Federal Income Tax Consequences of the Merger..............................................................
     Material Differences in Stockholders' Rights...............................................................
     Comparative Market Prices of Common Stock..................................................................
     Comparative Per Share Data.................................................................................
     Selected Financial Data....................................................................................
THE SPECIAL MEETING.............................................................................................
     General....................................................................................................
     Record Date; Vote Required.................................................................................
DESCRIPTION OF THE TRANSACTION..................................................................................
     General....................................................................................................
     Possible Adjustment of Exchange Ratio .....................................................................
     Treatment of First Community Options.......................................................................
     Background of and Reasons for the Merger...................................................................
     Opinion of First Community's Financial Advisor.............................................................
     Effective Time of the Merger...............................................................................
     Distribution of Regions Stock Certificates and
       Payment for Fractional Shares............................................................................
     Conditions to Consummation of the Merger...................................................................
     Regulatory Approvals.......................................................................................
     Waiver, Amendment, and Termination of the Agreement........................................................
     Conduct of Business Pending the Merger.....................................................................
     Management Following the Merger............................................................................
     Interests of Certain Persons in the Merger.................................................................
     Dissenting Stockholders....................................................................................
     Federal Income Tax Consequences of the Merger..............................................................
     Accounting Treatment.......................................................................................
     Expenses and Fees..........................................................................................
     Resales of Regions Common Stock............................................................................
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS..................................................................
     Antitakeover Provisions Generally..........................................................................
     Authorized Capital Stock...................................................................................

     Amendment of Certificate of Incorporation and Bylaws.......................................................
     Classified Board of Directors and Absence of Cumulative Voting.............................................
     Removal of Directors.......................................................................................
     Limitations on Director Liability..........................................................................
     Indemnification............................................................................................
     Special Meetings of Stockholders...........................................................................
     Actions by Stockholders Without a Meeting..................................................................
     Stockholder Nominations....................................................................................
     Mergers, Consolidations, and Sales of Assets Generally.....................................................
     Business Combinations with Certain Persons.................................................................
     Dissenters' Rights.........................................................................................
     Stockholders' Rights to Examine Books and Records..........................................................
     Dividends..................................................................................................
COMPARATIVE MARKET PRICES AND DIVIDENDS.........................................................................
BUSINESS OF FIRST COMMUNITY.....................................................................................
VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF FIRST COMMUNITY.................................................
BUSINESS OF REGIONS.............................................................................................
     General....................................................................................................
     Recent Developments........................................................................................
CERTAIN REGULATORY CONSIDERATIONS...............................................................................
     General....................................................................................................
     Payment of Dividends.......................................................................................
     Capital Adequacy...........................................................................................
     Support of Subsidiary Institutions.........................................................................
     Prompt Corrective Action...................................................................................
     FDIC Insurance Assessments.................................................................................
DESCRIPTION OF REGIONS COMMON STOCK.............................................................................
STOCKHOLDER PROPOSALS...........................................................................................
EXPERTS.........................................................................................................
OPINIONS........................................................................................................
APPENDIX A--Agreement and Plan of Merger.....................................................................A-1
APPENDIX B--Opinion of Brown, Burke Capital Partners, Inc....................................................B-1
APPENDIX C--Copy of Chapter 2, Article 13 of the Georgia Business
     Corporation Act, pertaining to dissenters' rights ......................................................C-1

                                     SUMMARY

     The following is a summary of certain information included in this Proxy Statement/Prospectus and the documents incorporated by reference herein. This summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices. As used in this Proxy Statement/Prospectus, the terms "Regions" and "First Community" refer to those entities, respectively, and, where the context requires, to those entities and their respective subsidiaries.

THE PARTIES

      First Community. First Community is a bank holding company organized and existing under the laws of the state of Georgia, headquartered in Peachtree City, Georgia. First Community operates principally through Fayette County Bank (the "Bank"), which is a wholly owned subsidiary of First Community and a state-chartered commercial bank and which provides a range of consumer and commercial banking services through three banking offices in Fayette County, Georgia. At March 31, 1998, First Community had total consolidated assets of approximately $124.0 million, total consolidated deposits of approximately $110.7 million, and total consolidated stockholders' equity of approximately $11.2 million. First Community's principal executive office is located at 300 South Peachtree Parkway, Peachtree City, Georgia 30269 and its telephone number at such address is (770) 631-2265.

     Regions. Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 500 banking offices located in Alabama, Florida, Georgia, Louisiana, South Carolina, and Tennessee as of March 31, 1998. At that date, Regions had total consolidated assets of approximately $25.6 billion, total consolidated deposits of approximately $20.3 billion, and total consolidated stockholders' equity of approximately $2.1 billion. Regions is the second largest bank holding company headquartered in Alabama in terms of assets, based on March 31, 1998 information. Regions operates banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.


     Since December 31, 1997, Regions has completed the acquisitions of six financial institutions and has entered into definitive agreements to acquire nine financial institutions, including First Community. For information concerning Regions' acquisition activity, including the completed and other pending acquisitions, see "Documents Incorporated by Reference," "Recent Developments--First Commercial Corporation Acquisition," and "Business of Regions--Acquisition Activity."


     Regions commenced operations in 1971, under its former name First Alabama Bancshares, Inc., as a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.

     Additional information with respect to Regions and its subsidiaries is included in documents incorporated by reference in this Proxy
Statement/Prospectus. See "Available Information," "Documents Incorporated by Reference," and "Business of Regions."

SPECIAL MEETING OF FIRST COMMUNITY STOCKHOLDERS


     The Special Meeting will be held at 4:30 p.m., local time, on September 9, 1998, at First Community's main office, located at 300 South Peachtree Parkway, Peachtree City, Georgia 30269, for the purpose of considering and voting on approval of the Agreement and to transact such other business as may properly come before the meeting. See "The Special Meeting."


RECORD DATE; VOTE REQUIRED


     The First Community Board has fixed the close of business on July 22, 1998 as the record date (the "Record Date") for determination of the stockholders entitled to notice of and to vote at the Special Meeting. Only holders of record of First Community Common Stock on the Record Date will be entitled to vote at the Special Meeting. Approval of the Agreement will require the affirmative vote of a majority of the outstanding shares of First Community Common Stock entitled to vote at the Special Meeting, not just a majority of the votes cast. As of the Record Date, there were 1,405,857 shares of First Community Common Stock outstanding and entitled to be voted.


     The directors and executive officers of First Community and their affiliates beneficially owned, as of the Record Date, 499,481 shares (or approximately 36.48% of the outstanding shares) of First Community Common Stock. Each member of the Board of Directors of First Community has agreed to vote those First Community shares over which such member has voting authority (other than in a fiduciary capacity) in favor of the Merger. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of First Community Common Stock. As of that date, neither First Community nor Regions held any shares of First Community Common Stock in a fiduciary capacity for others. See "The Special Meeting--Record Date; Vote Required."

THE MERGER; EXCHANGE RATIO


     The Agreement provides for the merger of First Community with and into Regions with Regions as the surviving corporation resulting from the Merger. At the Effective Time, each share of First Community Common Stock then issued and outstanding (excluding shares held by First Community, Regions, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted, and excluding all shares held by stockholders who perfect their dissenters' rights) will be converted into .625 of a share of Regions Common Stock.


     No fractional shares of Regions Common Stock will be issued. Rather, cash will be paid in lieu of any fractional share interest to which any First Community stockholder would be entitled upon consummation of the Merger, based on the closing price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions) on the last trading day immediately preceding the Effective Time. See "Description of the Transaction--General."

DISSENTING STOCKHOLDERS

      Holders of First Community Common Stock entitled to vote on approval of the Agreement have the right to dissent from the Merger and, upon consummation of the Merger and the satisfaction of certain specified procedures and conditions, to receive fair value of such holders' shares of First Community Common Stock in cash in accordance with the applicable provisions of the Georgia Business Corporation Law (the "Georgia Act"). The procedures to be followed by dissenting stockholders are summarized under "Description of the Transaction--Dissenters' Rights," and the applicable provisions of the Georgia Act are reproduced as Appendix C.

REASONS FOR THE MERGER; RECOMMENDATION OF FIRST COMMUNITY'S BOARD OF DIRECTORS

      First Community's Board of Directors has unanimously approved the Merger and the Agreement and has determined that the Merger is fair to, and in the best interests of, First Community and its stockholders. Accordingly, First Community's Board unanimously recommends that First Community's stockholders vote FOR approval of the Agreement. EACH MEMBER OF THE BOARD OF DIRECTORS OF FIRST COMMUNITY HAS AGREED TO VOTE THOSE SHARES OF FIRST COMMUNITY COMMON STOCK OVER WHICH SUCH MEMBER HAS VOTING AUTHORITY (OTHER THAN IN A FIDUCIARY CAPACITY) IN FAVOR OF THE AGREEMENT. In approving the Agreement, First Community's directors considered First Community's financial condition, the financial terms and the income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, legal advice concerning the proposed Merger, and the opinion of Brown, Burke Capital Partners, Inc. ("BBCP") that, as of the date of its opinion, the consideration to be received in the Merger was fair, from a financial point of view, to the stockholders of First Community. See "Description of the Transaction--Background of and Reasons for the Merger."

OPINION OF FIRST COMMUNITY'S FINANCIAL ADVISOR

      BBCP has rendered an opinion to First Community that, based on and subject to the procedures, matters, and limitations described in its opinion and such other matters as it considered relevant, as of the date of its opinion, the consideration to be received in the Merger was fair, from a financial point of view, to the stockholders of First Community. The opinion of BBCP is attached as Appendix B to this Proxy Statement/Prospectus. First Community stockholders are urged to read the opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "Description of the Transaction--Opinion of First Community's Financial Advisor."

EFFECTIVE TIME

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Delaware Certificate of Merger and the Georgia Certificate of Merger are filed and become effective with, respectively, the Delaware Secretary of State and the Georgia Secretary of State. Unless otherwise agreed upon by Regions and First Community, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Time to occur by the last business day of the month in which the last of the following events occurs: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of First Community stockholders. The parties expect that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the third quarter of 1998, although there can be no assurance as to whether or when the Merger will occur. See "Description of the Transaction--Effective Time of the Merger," "--Conditions to Consummation of the Merger," and "--Waiver, Amendment, and Termination of the Agreement."

EXCHANGE OF STOCK CERTIFICATES

     Promptly after the Effective Time, Regions will cause the exchange agent selected by Regions (the "Exchange Agent"), to mail to the former stockholders of First Community a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of First Community Common Stock for certificates representing shares of Regions Common Stock. FIRST COMMUNITY STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. See "Description of the Transaction--Distribution of Regions Stock Certificates and Payment for Fractional Shares."

REGULATORY APPROVALS AND OTHER CONDITIONS


     The Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Department of Banking and Finance of the state of Georgia (the "Georgia Department"). Applications for the requisite approvals have been filed with these agencies, each of which has issued its approval of the Merger.


     Consummation of the Merger is subject to various other conditions, including receipt of the required approval of First Community stockholders, receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger, and certain other customary conditions. See "Description of the Transaction--Conditions to Consummation of the Merger."

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time by mutual consent of the Boards of Directors of both First Community and Regions, or by action of the Board of Directors of either company under certain circumstances, including if the Merger is not consummated by December 31, 1998, unless the failure to consummate by such time is due to a breach of the Agreement by the party seeking to terminate. If for any reason the Merger is not consummated, First Community will continue to operate as a bank holding company under its present management. See "Description of the Transaction--Waiver, Amendment, and Termination of the Agreement."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of First Community's management and Board of Directors have interests in the Merger in addition to their interests as stockholders of First Community generally. Those interests relate to, among other things, provisions in the Agreement regarding indemnification and eligibility for certain Regions employee benefits and treatment of outstanding options to acquire First Community Common Stock. See "Description of the Transaction--Interests of Certain Persons in the Merger."

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


     Consummation of the Merger is conditioned on the receipt of an opinion of counsel that, among other things, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and no gain or loss will be recognized by holders of First Community Common Stock upon the exchange in the Merger of First Community Common Stock solely for Regions Common Stock, (except to the extent of any cash received in lieu of fractional share interests in Regions Common Stock.) Subject to the provisions and limitations of Section 302(a) of the Code, gain or loss will be recognized upon the receipt of cash in lieu of fractional share interests and cash received by dissenters. See "Description of the Transaction--Federal Income Tax Consequences of the Merger."


     BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCE OF EACH STOCKHOLDER AND OTHER CIRCUMSTANCES, EACH FIRST COMMUNITY STOCKHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER (INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX LAWS).

MATERIAL DIFFERENCES IN STOCKHOLDERS' RIGHTS

     At the Effective Time, First Community stockholders, whose rights are governed by the Georgia Act and by First Community's Articles of Incorporation and Bylaws, will automatically become Regions stockholders, and their rights as Regions stockholders will be determined by the Delaware General Corporation Law (the "Delaware GCL") and by Regions' Certificate of Incorporation and Bylaws.

     The rights of Regions stockholders differ from the rights of First Community stockholders in several important respects, some of which constitute additional antitakeover provisions provided for in Regions' governing documents. See "Effect of the Merger on Rights of Stockholders."

COMPARATIVE MARKET PRICES OF COMMON STOCK


     Regions Common Stock and First Community Common Stock are traded in the over-the-counter market and are quoted in the Nasdaq National Market and the Nasdaq Small Cap Market, respectively. The following table sets forth the last sale price of Regions Common Stock, the last sale price of First Community Common Stock, and the equivalent per share price (as explained below) of First Community Common Stock at the close of trading on February 12, 1998, the last trading day immediately preceding public announcement of the Merger, and July 24, 1998, the latest practicable date prior to the mailing of this Proxy Statement/Prospectus:



                                                                                      EQUIVALENT
                                                                                         PER
                                                                                     SHARE PRICE
                                         REGIONS           FIRST COMMUNITY        OF FIRST COMMUNITY
MARKET PRICE PER SHARE AT:            COMMON STOCK          COMMON STOCK             COMMON STOCK
--------------------------            ------------          ------------             ------------
February 12, 1998                        $38.44                $23.88                    $24.02
July 24, 1998


     The equivalent per share price of First Community Common Stock at each specified date represents the last sale price of a share of Regions Common Stock on such date multiplied by the Exchange Ratio of .625 of a share. Stockholders are advised to obtain current market quotations for Regions Common Stock and First Community Common Stock. No assurance can be given as to the market price of Regions Common Stock at or after the Effective Time.
See "Comparative Market Prices and Dividends."

COMPARATIVE PER SHARE DATA

     The following table sets forth certain comparative per share data relating to net income, cash dividends, and book value on (i) an historical basis for Regions and First Community, (ii) a pro forma combined basis per share of Regions Common Stock, giving effect to the Merger, and (iii) an equivalent pro forma basis per share of First Community Common Stock, giving effect to the Merger. The Regions and First Community pro forma combined information and the First Community pro forma Merger equivalent information give effect to the Merger on a pooling-of-interests accounting basis and assume an Exchange Ratio of .625 of a share. See "Description of the Transaction--Accounting Treatment." The pro forma data are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.

     The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of Regions and First Community, including the respective notes thereto. Historical information has been adjusted to reflect a 2-for-1 stock split effected by Regions on June 13, 1997 and a 2-for-1 stock split effected by First Community on February 20, 1998. See "Documents Incorporated by Reference," and "--Selected Financial Data."

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,             YEAR ENDED DECEMBER 31,
                                                               ------------------      ---------------------------
                                                                1998        1997       1997       1996        1995
                                                                ----        ----       ----       ----        ----
                                                                    (Unaudited)       (Unaudited except Regions
                                                                                   and First Community historical)
NET INCOME PER COMMON SHARE
Regions historical......................................        $.58        $.51      $2.20       $1.85       $1.60
Regions historical assuming dilution....................         .57         .50       2.15        1.81        1.58
First Community historical .............................         .33         .26       1.15         .92         .75
First Community historical assuming dilution............         .30         .24       1.08         .87         .73
Regions and First Community pro forma combined(1).......         .58                   2.19        1.85        1.60
Regions and First Community pro forma combined assuming
   dilution(1)..........................................         .56                   2.15        1.81        1.58
First Community pro forma Merger equivalent(2)..........         .36                   1.37        1.16        1.00
First Community pro forma Merger equivalent assuming
   dilution(2)..........................................         .35                   1.34        1.13         .99
DIVIDENDS DECLARED PER COMMON SHARE
Regions historical......................................         .23         .20        .80         .70         .66
First Community historical..............................          --          --        .15         .15         .13
First Community pro forma Merger equivalent(3)..........         .14         .13        .50         .44         .41
BOOK VALUE PER COMMON SHARE (PERIOD END)
Regions historical......................................       14.23       13.08      13.99       12.76       11.69
First Community historical..............................        8.18        7.06       7.84        7.13        6.54
Regions and First Community pro forma combined(1).......       14.22
First Community pro forma Merger equivalent(2)..........        8.89


(1) Represents the combined results of Regions and First Community as if the Merger were consummated on January 1, 1995 (or March 31, 1998 in the case of Book Value Per Share Data), and were accounted for as a pooling of interests.


(2) Represents pro forma combined information multiplied by the Exchange Ratio of .625 of a share of Regions Common Stock for each share of First Community Common Stock.


(3) Represents historical dividends declared per share by Regions multiplied by the Exchange Ratio of .625 of a share of Regions Common Stock for each share of First Community Common Stock.

SELECTED FINANCIAL DATA

     The following tables present certain selected historical financial information for Regions and First Community. Regions' historical per share information has been adjusted to reflect a 2-for-1 stock split effected by Regions on June 13, 1997, and First Community's historical per share information has been adjusted to reflect a 2-for-1 stock split effected by First Community on February 20, 1998. The data should be read in conjunction with the historical financial statements, related notes, and other financial information concerning Regions and First Community incorporated by reference or included herein. Interim unaudited data for the three months ended March 31, 1998 and 1997 of Regions and First Community reflect, in the opinion of the respective managements of Regions and First Community, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the three months ended March 31, 1998, are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. See "Documents Incorporated by Reference."

Selected Historical Financial Data of Regions

                                            THREE MONTHS
                                           ENDED MARCH 31,                              YEAR ENDED DECEMBER 31,
                                      -------------------------   -----------------------------------------------------------------
                                          1998          1997         1997         1996          1995          1994         1993
                                      -----------   -----------   -----------  -----------   -----------   -----------  -----------
                                               (Unaudited)
                                                 (In thousands, except per share data and ratios)
INCOME STATEMENT DATA:
Total interest income ............... $   485,716   $   417,997   $ 1,653,084  $ 1,386,122   $ 1,259,600   $   991,693  $   746,544
Total interest expense ..............     240,310       204,909       824,203      685,656       635,336       436,157      296,195
Net interest income .................     245,406       213,088       828,881      700,466       624,264       555,536      450,349
Provision for loan losses ...........      12,119        11,194        41,773       29,041        30,271        20,580       24,695
Net interest income after
     loan loss provision ............     233,287       201,894       787,108      671,425       593,993       534,956      425,654
Total noninterest income excluding
     security gains (losses) ........      77,380        64,031       258,012      217,624       187,830       171,705      169,318
Security gains (losses) .............         (69)          464           541        3,115          (424)          344          831
Total noninterest expense ...........     178,637       154,213       600,341      553,801       487,461       442,376      383,130
Income tax expense ..................      45,758        37,880       145,628      108,677        96,109        84,109       66,169
Net income ..........................      86,203        74,296       299,692      229,686       197,829       180,520      146,504
PER SHARE DATA:
Net income .......................... $       .58   $       .51   $      2.20  $      1.85   $      1.60   $      1.55  $      1.41
Net income assuming dilution ........         .57           .50          2.15         1.81          1.58          1.53         1.38
Cash dividends ......................         .23           .20           .80          .70           .66           .60          .52
Book value ..........................       14.23         13.08         13.99        12.76         11.69         10.63         9.93
OTHER INFORMATION:
Average number of shares outstanding      149,556       145,847       136,512      124,272       123,340       116,412      104,306
Average number of shares outstanding,
    assuming dilution ...............     152,571       149,014       139,421      126,777       125,289       118,223      106,126
STATEMENT OF CONDITION DATA
(PERIOD END):
Total assets ........................ $25,629,065   $21,819,883   $23,034,228  $18,930,175   $16,851,774   $15,810,076  $13,163,161
Securities ..........................   5,032,078     4,497,055     4,400,189    3,870,595     3,863,781     3,346,291    2,993,417
Loans, net of unearned income .......  18,045,378    15,503,711    16,394,905   13,311,172    11,542,311    10,855,195    8,430,931
Total deposits ......................  20,289,275    17,672,340    17,750,926   15,048,336    13,497,612    12,575,593   11,025,376
Long-term debt ......................     373,811       557,723       400,199      447,269       632,019       599,476      525,820
Stockholders' equity ................   2,131,727     1,887,864     1,912,855    1,598,726     1,429,253     1,286,322    1,106,361
PERFORMANCE RATIOS:
Return on average assets(1)(6) ......        1.39%         1.38%         1.41%        1.29%         1.21%         1.27%        1.38%
Return on average stockholders'
     equity(1)(6) ...................       16.65         16.01         16.29        15.19         14.29         15.26        15.76
Net interest margin(1)...............        4.34          4.36          4.27         4.27          4.21          4.37         4.77
Efficiency (2)(6) ...................       54.60         54.73         54.36        59.44         58.79         59.44        60.23
Dividend payout .....................       39.66         39.22         36.36        37.84         41.25         38.71        36.88
ASSET QUALITY RATIOS:
Net charge-offs to average loans,
     net of unearned income(1) ......         .21%          .19%          .25%         .15%          .17%          .19%         .23%
Problem assets to net loans and
     other real estate (3) ..........         .74           .74           .71          .56           .59           .75         1.12
Nonperforming assets to net loans
     and other real estate (4) ......         .84           .94           .81          .76           .68           .80         1.28
Allowance for loan losses to loans,
     net of unearned income .........        1.23          1.34          1.19         1.32          1.38          1.32         1.48
Allowance for loan losses to
     nonperforming assets (4) .......      146.52        141.97        145.53       173.65        202.55        164.48       115.88

                                          THREE MONTHS
                                         ENDED MARCH 31,                     YEAR ENDED DECEMBER 31,
                                        -----------------       ---------------------------------------------------
                                         1998        1997        1997       1996        1995       1994        1993
                                        -----       -----       -----      -----       -----      -----       -----
                                           (Unaudited)
                                                       (In thousands, except per share data and ratios)
LIQUIDITY AND CAPITAL RATIOS:
Average stockholders' equity to
     average assets...............       8.35%       8.63%       8.63%      8.49%       8.44%      8.35%       8.76%
Average loans to average deposits.      90.23       86.90       88.90      85.90       86.12      79.90       76.41
Tier 1 risk-based capital (5).....      10.63       11.11       10.48      10.81       11.14      10.69       11.13
Total risk-based capital (5)......      12.98       13.82       12.93      13.59       14.61      14.29       13.48
Tier 1 leverage (5)...............       7.62        7.65        7.52       7.44        7.49       8.21       10.11

-------------------

(1)  Interim period ratios are annualized.

(2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.

(3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.

(4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.

(5) The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively. The minimum leverage ratio of Tier 1 capital to total assets is 3% to 5%. The ratios for periods prior to 1996 have not been restated to reflect the combination with First National Bancorp effected March 1, 1996, and accounted for as a pooling of interests, or any other pooling-of-interests transactions.

(6) Ratios for 1996 excluding $19.0 million (after-tax) charged for SAIF assessment and merger expenses are as follows: Return on average stockholders' equity - 16.45%, Return on average total assets - 1.40%, and Efficiency - 56.16%.

Selected Historical Financial Data of First Community


                                               THREE MONTHS
                                              ENDED MARCH 31,                      YEAR ENDED DECEMBER 31,
                                            ------------------     ----------------------------------------------------
                                             1998        1997        1997        1996       1995       1994       1993
                                            ------      ------     -------      ------     ------     ------     ------
                                               (Unaudited)
                                                          (In thousands, except per share data and ratios)
INCOME STATEMENT DATA:
  Total interest income ...............     $2,696      $2,439     $10,597      $9,369     $7,187     $5,269     $4,440
  Total interest expense ..............      1,091         979       4,254         367      2,789      1,559      1,312
  Net interest income .................      1,605       1,460       6,343       5,682      4,398      3,710      3,128
  Provision for loan losses ...........         --         120         620         856        335         92        412
  Net interest income after
       loan loss provision ............      1,605       1,340       5,723       4,826      4,062      3,618      2,716
  Total noninterest income excluding
       security gains (losses) ........        141         211         558         645        536        482        480
  Security gains (losses) .............         (1)         --          (8)         --         --       (104)        56
  Total noninterest expense ...........        998         984       3,809       3,517      3,015      2,831      2,348
  Income tax expense ..................        294         213         896         700        562        373        325
  Net income ..........................        453         354       1,568       1,254      1,022        795        579
PER SHARE DATA:
  Net income ..........................     $  .33      $  .26     $  1.15      $  .92     $  .75     $  .59     $  .43
  Net income assuming dilution ........        .30         .24        1.08         .87        .73        .56        .43
  Cash dividends ......................         --          --         .15         .15        .13        .10        .05
  Book value ..........................       8.18        7.06        7.84        7.13       6.54       5.65       5.46
OTHER INFORMATION:
  Average number of shares outstanding       1,364       1,357       1,364       1,360      1,357      1,353      1,351
  Average number of shares outstanding,
      assuming dilution ...............      1,519       1,455       1,445       1,441      1,392      1,357      1,353

                                               THREE MONTHS
                                              ENDED MARCH 31,                             YEAR ENDED DECEMBER 31,
                                          ----------------------      -------------------------------------------------------------
                                            1998          1997          1997          1996          1995         1994         1993
                                          --------      --------      --------      --------      -------      -------      -------
                                                (Unaudited)
                                                                (In thousands, except per share data and ratios)
STATEMENT OF CONDITION DATA
(PERIOD END):
  Total assets ......................     $123,993      $120,618      $131,468      $108,554      $90,933      $64,965      $67,814
  Securities ........................       24,472        15,428        27,289        15,078       13,001       14,462       13,934
  Loans, net of unearned income .....       88,328        83,039        85,248        81,916       67,771       42,411       43,015
  Total deposits ....................      110,704       109,936       119,034        98,144       81,437       56,587       60,005
  Long-term debt ....................           --            --            --            --           --           --           --
  Stockholders' equity ..............       11,208         9,585        10,731         9,165        8,136        6,857        6,624
PERFORMANCE RATIOS:
  Return on average assets(1) .......         1.49%         1.40%         1.29%         1.23%        1.26%        1.18%        1.04%
  Return on average stockholders'
       equity(1) ....................        16.93         16.34         16.02         15.07        14.83        12.93        10.90
  Net interest margin(1).............         5.79          5.85          5.66          6.10         5.98         6.22         5.92
  Efficiency (2).....................        57.16         58.90         55.26         55.58        61.12        69.21        64.09
  Dividend payout ...................           --            --         12.36         14.65        14.90        15.25        10.01
ASSET QUALITY RATIOS:
  Net charge-offs to average loans,
       net of unearned income .......          .04%          .43%          .16%          .76%         .24%         .50%        1.15%
  Problem assets to net loans and
       other real estate (3) ........          .79           .30          1.18           .88         1.77         2.71         1.27
  Nonperforming assets to net loans
       and other real estate (4) ....          .93           .88          1.30          1.56         2.33         2.76         1.54
  Allowance for loan losses to loans,
       net of unearned income .......         1.90          1.17           2.0          1.48         1.36         1.69         1.93
  Allowance for loan losses to
       nonperforming assets (4) .....       202.86        131.54        154.03         94.68        58.14        60.55       124.66
LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
       average assets ...............         8.80          8.54          8.16          8.44         8.95        10.55         9.77
  Average loans to average deposits .        80.07         84.50         77.36         81.46        74.43        70.81        70.36
  Tier 1 risk-based capital (5)......         11.0           8.8          10.5          10.2         10.6         10.2         7.99
  Total risk-based capital (5) ......         12.2           9.7          11.7          11.4         11.8         11.4         9.16
  Tier 1 leverage (5) ...............          8.7           7.7           8.4           8.2          8.3          8.0          7.4


---------------------

(1)  Interim period ratios are annualized.

(2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.

(3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.

(4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.

(5) The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively. The minimum leverage ratio of Tier 1 capital to total assets is 3% to 5%.

                               RECENT DEVELOPMENTS

REGIONS' SECOND QUARTER OPERATING RESULTS


     For the second quarter ended June 30, 1998, Regions reported net income of $89.6 million or $.60 per share (or $.59 per fully diluted share), representing a 16% increase in net income (and a 13% increase on a per share basis) over the same period of 1997. For the six months ended June 30, 1998, Regions reported net income of $175.8 million or $1.17 per share (or $1.15 per fully diluted share), representing a 13% increase on a per-share basis in net income over the same period of 1997. For the first six months of 1998, the annualized return on average total assets was 1.40%, and the annualized return on average stockholders' equity was 16.63%. At June 30, 1998, the ratio of stockholders' equity to total assets was 8.27%. As of June 30, 1998, Regions had total consolidated assets of approximately $26.5 billion, total consolidated deposits of approximately $20.2 billion, and total consolidated stockholders' equity of approximately $2.2 billion.



THE FIRST COMMERCIAL ACQUISITION

     On February 8, 1998, Regions and First Commercial Corporation ("First Commercial") entered into an Agreement and Plan of Merger, pursuant to which First Commercial will be acquired by Regions by means of the merger of First Commercial with and into Regions, with Regions as the surviving entity (the "First Commercial Acquisition"). Upon consummation of the First Commercial Acquisition, Regions will exchange 1.7 shares of Regions Common Stock for each share of First Commercial common stock outstanding, with a total of approximately 64.8 million shares of Regions Common Stock expected to be issued in the merger. Regions expects the First Commercial Acquisition to be accounted for as a pooling of interests and expects to consummate the transaction during the third quarter of 1998, subject to approval of Regions and First Commercial stockholders in accordance with applicable law, approval of various regulatory authorities, and other customary conditions of closing.

     First Commercial is a multi-bank bank holding company headquartered in Little Rock, Arkansas, with approximately 165 banking offices in Arkansas, Tennessee, Texas, and Louisiana, and a 50% interest in two Oklahoma banks. First Commercial also operates banking-related affiliates in the areas of mortgage banking, trust services, securities brokerage, asset management, and accounts receivable factoring. At March 31, 1998, First Commercial reported total consolidated assets of approximately $7.4 billion, total consolidated deposits of approximately $6.3 billion, and total consolidated stockholders equity of approximately $636 million. Based on March 31, 1998 information, First Commercial is the largest bank holding company headquartered in Arkansas and has the largest market share of deposits in Arkansas of depository institutions with offices in Arkansas.

     Additional information with respect to the First Commercial Acquisition is set forth in Regions' current report on Form 8-K filed with the SEC on February 9, 1998 (the "First Commercial 8-K"). The First Commercial 8-K includes or incorporates by reference certain forward looking statements, estimates, and projections concerning the First Commercial Acquisition, which are subject to various uncertainties and risks as explained above under the caption "Cautionary Statement Concerning Forward Looking Information." Estimates and projections concerning the future financial performance of Regions following the First Commercial Acquisition are predicated on certain assumptions and depend upon future events, the course of which cannot be ascertained with certainty, and therefore such estimates and projections, including but not limited to estimates concerning future levels of accretion and dilution of Regions' earnings per share, future cost savings achievable in consolidation, and levels of merger-related charges, should be considered only as estimates and understood to be uncertain and subject to risks of inaccuracy. Future events may cause Regions' actual experience to differ materially from such estimates and projections. See "Cautionary Statement Concerning Forward Looking Information."

IMPACT OF THE FIRST COMMERCIAL ACQUISITION ON REGIONS' FINANCIAL PERFORMANCE

     Merger Charges. It is expected that Regions will incur charges arising from the First Commercial Acquisition and from the assimilation of First Commercial into the Regions organization. Anticipated charges would normally arise from matters such as, but not limited to, legal and accounting fees, financial advisory fees, consulting fees, payments of contractual benefits triggered by a change of control, early retirement and involuntary separation and related benefits, costs associated with elimination of duplicate facilities and branch consolidations, data processing charges, cancellation of vendor contracts, and similar costs which normally arise from the consolidation of operational activities.

     The First Commercial Acquisition is expected to be accounted for as a pooling of interests. Regions currently estimates incurring aggregate restructuring and merger-related charges of approximately $85 million (or $63 million after taxes) in connection with the consummation of the First Commercial Acquisition. Substantially all of these charges are expected to be recognized in the period in which the First Commercial Acquisition closes. The estimated restructuring and merger-related charges include approximately $19 million in noncash charges. The components of the anticipated merger-related charges are summarized as follows:

 .............................................  (In thousands)
Employee-related.............................      $24,000
Occupancy and equipment......................       10,000
Loss on divestiture of certain mortgage
  servicing assets...........................        8,000
Conversion...................................        7,000
Investment banker, legal, accounting, and
 other merger related fees...................       28,500
                                                   -------
                                                    77,500
Charitable trust.............................        7,500
                                                   -------
Gross charges................................       85,000
Taxes........................................      (22,000)
                                                   -------
                                                   $63,000
                                                   =======

     The estimate of anticipated charges to be incurred in connection with consummating the First Commercial Acquisition is a preliminary estimate of the significant charges which may, in the aggregate, be required and should be viewed accordingly. Moreover, this estimate has been based on the due diligence reviews that have been performed to date in connection with the First Commercial Acquisition and may be subject to change. The actual charges incurred may be higher or lower than what is currently contemplated, once First Commercial is assimilated from an operational perspective and various contingencies are either satisfied or eliminated.

     Cost Savings and Revenue Enhancements. Regions believes it has the ability to obtain substantial cost savings and to achieve substantial revenue enhancements in the operations of the combined companies following the First Commercial Acquisition. While no assurance can be given, based on present information Regions estimates that following the First Commercial Acquisition it can realize reductions in the noninterest expenses attributable to First Commercial's operations of approximately $60 million, or 25% of First Commercial's estimated 1998 noninterest expense. Regions anticipates realizing approximately $16 million in pre-tax benefits from cost savings in 1998 and approximately $60 million in pre-tax benefits from cost savings in 1999. These estimates are based on the assumptions that by the end of 1998 Regions can reduce operating costs in the areas of information technology (approximately $5.7 million or 50% of First Commercial's estimated 1998 expense), general and administrative expenses (approximately $6.0 million or 68% of First Commercial's estimated 1998 expense), operations (approximately $5.8 million or 45% of First Commercial's estimated 1998 expense), mortgage servicing (approximately $11.0 million or 38% of First Commercial's estimated 1998 expense), trust operations (approximately $1.3 million or 15% of First Commercial's estimated 1998 expense), broker-dealer operations (approximately $.6 million or 16% of First Commercial's estimated 1998 expense), community banks operations (approximately $25.4 million or 16% of First Commercial's estimated 1998 expense), and in other noninterest expense categories amounting to approximately $4.2 million. The foregoing estimated possible reductions in noninterest expense are in the financial statement categories of (i) salaries and employee benefits (approximately $32 million), (ii) occupancy expenses (approximately $1 million), (iii) furniture and equipment (approximately $1 million), and other noninterest expenses (approximately $26 million for expense items such as data processing, advertising, professional fees, and printing and supplies). In developing such assumptions Regions evaluated First Commercial's noninterest expense structure, identified elements of First Commercial noninterest expenses that could be reduced or eliminated as duplicative or unnecessary, and quantified the anticipated cost savings in various categories. Regions also took into account its experience in assimilating previous acquisitions in assessing the feasibility of the projected cost savings in each category, and concluded the projections are feasible and realistic. In deriving the estimates of the amounts of anticipated cost savings, Regions considered any applicable increases in its expenditures necessary to operate the combined companies, and the above estimates are presented net of any such increases.

     Similarly with no assurance, Regions expects the combined company following the First Commercial

Acquisition to benefit from enhanced revenues in specific areas. Regions anticipates that balance sheet restructuring can result in pre-tax benefits of approximately $16 million in 1998 and $6 million in 1999, primarily resulting from restructuring and reinvesting a portion of First Commercial's securities portfolio into higher yielding securities. Regions also anticipates generating pre-tax benefits of approximately $7.5 million in 1998 and $17 million in 1999 resulting from reinvesting excess capital, assuming a 6% reinvestment rate on Tier 1 capital in excess of 7%. In addition, Regions expects product enhancements and uniform application of Regions' policies to increase revenues from First Commercial's operations approximating $3 million pre-tax in 1998 and $6.6 million pre-tax in 1999, primarily resulting from broader mortgage loan product line offerings, expanded commercial cash management capabilities, and increased trust product offerings and standardization of trust fee structures. While Regions anticipates that the benefits derivable from the cost savings and revenue enhancements discussed above will continue in future years, Regions has not attempted to quantify identified benefits beyond 1999.


     Projected Impact on Per Share Earnings. Based on its evaluation of the possible cost savings, revenue enhancements, and other considerations, Regions anticipates that consummation of the First Commercial Acquisition would result in modest dilution of Regions' 1998 earnings per share and modest accretion to 1999 earnings per share. More specifically, assuming (i) the expense savings and the revenue enhancements discussed above are as estimated, (ii) approximately 222 million shares of Regions Common Stock on a diluted basis are outstanding in 1998 and in 1999, (iii) the First Commercial Acquisition is consummated in the third quarter of 1998, (iv) the conversion of First Commercial's operations systems to Regions' operations systems is completed by year end 1998, (v) 1998 diluted earnings per share of Regions Common Stock are $2.35, and 1998 diluted earnings per share of First Commercial Common Stock are $2.99, each of which represents the First Call consensus earnings estimates as of February 6, 1998 (before public announcement of the First Commercial Acquisition), and (vi) 1999 diluted earnings per share of Regions Common Stock are $2.59 and 1999 diluted earnings per share of First Commercial Common Stock are $3.35, each of which represents the First Call consensus earnings estimates, the First Commercial Acquisition is estimated to dilute the 1998 per share earnings estimates for Regions Common Stock by $.06 (or 2.5%) before giving effect to anticipated merger-related charges, and add $.06 (or 2.5%) to the 1999 per share earnings estimate for Regions Common Stock. The per share earnings estimates are presented for illustrative purposes only and do not constitute projections of Regions. The estimated effects of the First Commercial Acquisition on Regions' future per share earnings necessarily depend on assumptions and uncertainties which may cause actual results to differ materially from the anticipated results. See "Cautionary Statement Concerning Forward-Looking Statements."

                               THE SPECIAL MEETING


GENERAL


     This Proxy Statement/Prospectus is being furnished to the holders of First Community Common Stock in connection with the solicitation by the First Community Board of Directors of proxies for use at the Special Meeting, at which First Community stockholders will be asked to vote upon a proposal to approve the Agreement. The Special Meeting will be held at 4:30 p.m., local time, on September 9, 1998, at the main offices of First Community, located at 300 South Peachtree Parkway, Peachtree City, Georgia 30269.


      First Community stockholders are requested promptly to sign, date, and return the accompanying proxy card to First Community in the enclosed postage-paid, addressed envelope. A stockholder's failure to return a properly executed proxy card or to vote at the Special Meeting will have the same effect as a vote against the Agreement.

     Any First Community stockholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to First Community a signed proxy card bearing a later date, provided that such notice or proxy card is actually received by First Community before the vote of stockholders or in open meeting prior to the taking of the stockholder vote at the Special Meeting. Any notice of revocation should be sent to First Community Banking Services, Inc., 300 South Peachtree Parkway, Peachtree City, Georgia 30269, Attention: Joseph S. Black, Corporate Secretary. A proxy will not be revoked by death or supervening incapacity of the stockholder executing the proxy unless, before the vote, notice of such death or incapacity is filed with the Secretary. The shares of First Community Common Stock represented by properly executed proxies received at or prior to the Special Meeting and not subsequently revoked will be voted as directed in such proxies. IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE SPECIAL MEETING. IF NECESSARY, AND UNLESS CONTRARY INSTRUCTIONS ARE GIVEN, THE PROXY HOLDER ALSO MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN ORDER TO OBTAIN SUFFICIENT VOTES TO APPROVE THE AGREEMENT. ANY PROXIES VOTED AGAINST THE AGREEMENT WILL NOT BE
VOTED IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING. As of the date of this Proxy Statement/Prospectus, First Community is unaware of any other matter to be presented at the Special Meeting.

     Solicitation of proxies will be made by mail but also may be made by telephone or telecopy or in person by the directors, officers, and employees of First Community, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

      First Community stockholders should not forward any stock certificates with their proxy cards.

RECORD DATE; VOTE REQUIRED


      First Community's Board of Directors has established the close of business on July 22, 1998, as the Record Date for determining the First Community stockholders entitled to notice of and to vote at the Special Meeting. Only First Community stockholders of record as of the Record Date will be entitled to vote at the Special Meeting. As of the Record Date, there were approximately _______ holders of 1,405,857 shares of First Community Common Stock outstanding and entitled to vote at the Special Meeting, with each share entitled to one vote. For information as to persons known by First Community to beneficially own more than 5.0% of the outstanding shares of First Community Common Stock as of the Record Date, see

"Voting Securities and Principal Stockholders of First Community."

     The presence, in person or by proxy, of a majority of the outstanding shares of First Community Common Stock is necessary to constitute a quorum of the stockholders in order to take action at the Special Meeting. For these purposes, shares of First Community Common Stock that are present, or represented by proxy, at the Special Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Agreement for any reason, including broker nonvotes. Generally, a broker who holds shares of First Community Common Stock in "street" name on behalf of a beneficial owner lacks authority to vote such shares in the absence of specific voting instructions from the beneficial owner.

     Once a quorum is established, approval of the Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of First Community Common Stock entitled to vote at the Special Meeting. A failure to vote, in person or by proxy, for any reason, including failure to return a properly executed proxy, an abstention, or a broker nonvote, has the same effect as a vote against the Agreement.

     The directors and executive officers of First Community and their affiliates beneficially owned, as of the Record Date, 499,481 shares (or approximately 36.48% of the outstanding shares) of First Community Common Stock. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of First Community Common Stock. As of that date, no subsidiary of either First Community or Regions held any shares of First Community Common Stock in a fiduciary capacity for others.

                         DESCRIPTION OF THE TRANSACTION

     The following material describes the material aspects of the Merger and the Agreement. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL

     The Agreement provides generally for the merger of First Community with and into Regions, with Regions as the surviving corporation resulting from the Merger. At the Effective Time, each share of First Community Common Stock (excluding shares held by First Community, Regions, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted, and excluding all shares held by stockholders who perfect their dissenters' rights) issued and outstanding at the Effective Time will be converted into .625 of a share of Regions Common Stock. Each share of Regions Common Stock outstanding immediately prior to the Effective Time will remain outstanding and unchanged as a result of the Merger.


     No fractional shares of Regions Common Stock will be issued in connection with the Merger. Rather, cash will be paid in lieu of any fractional share interest to which any First Community stockholder would be entitled upon consummation of the Merger, based on the closing price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions), on the last trading day prior to the Effective Time.

     Under certain circumstances relating to the price of Regions Common Stock over a specified period (which has now lapsed), the Exchange Ratio could have been subject to a possible upward adjustment. The adjustment mechanism included in the Agreement would have been invoked if the Average Closing Price (as defined in the Agreement) of Regions Common Stock had been less than $31.25 per share and had underperformed by more than 15% a weighted average price of 17 specified bank holding companies over the same period. Because neither of such circumstances occurred, the Exchange Ratio is fixed at .625 of a share of Regions Common Stock for each share of First Community Common Stock. Under the Agreement, the Exchange Ratio is proportionately adjusted to reflect any stock dividend, stock split, reclassification, or other similar transaction by either Regions or First Community.

TREATMENT OF FIRST COMMUNITY OPTIONS


     The Agreement provides that all rights with respect to First Community Common Stock pursuant to stock options or stock appreciation rights granted by First Community under its stock option plans which are outstanding at the Effective Time, whether or not then exercisable, will be converted into and will become rights with respect to Regions Common Stock, and Regions will assume each of such options in accordance with the terms of the plan under which it was issued and the agreement by which it is evidenced. After the Effective Time, those options will become options to purchase Regions Common Stock, with the exercise price and number of shares of Regions Common Stock purchasable thereunder adjusted to reflect the Exchange Ratio. The executive officers or directors of First Community, as of the date of this Proxy Statement/Prospectus, hold in the aggregate exercisable options to purchase 180,023 shares of First Community Common Stock.


BACKGROUND OF AND REASONS FOR THE MERGER

     Background of the Merger. The Bank opened in November 1989, pursuing a general commercial and retail community banking business in the Peachtree City area. The Bank had followed this strategy for approximately four years, when it was approached by Bank South Corporation about a potential merger in 1993. The Bank entered into a merger agreement with Bank South Corporation in late 1993, which the Bank was willing to do in part because the Bank's growth had stagnated. However, the merger was not consummated and the merger agreement was terminated in early April 1994.

     In late April 1994, the Bank changed its executive management, among other things promoting Mr. Shepherd to President and Chief Executive Officer, and commenced a business strategy of remaining an independent community bank and expanding and improving the Bank's operations through internal growth. As part of this strategy, First Community established a strategic planning committee. This committee, together with the Board of Directors as a whole, periodically reviewed First Community's long-term strategic business alternatives, including possible acquisitions and business combinations.

     From time to time, First Community has analyzed potential acquisitions of smaller financial institutions or business combinations with comparably-sized institutions, but in each case has determined that the acquisition or merger was not feasible or not in the best interests of First Community's stockholders. In addition, from time to time beginning in 1995, representatives of BBCP, a financial advisor to First Community, have participated in informal discussions with senior management and certain board members of First Community concerning strategies to enhance the franchise value of First Community. Throughout this time, although First Community's Board of Directors believed that a strategy of independence would best serve the long-term interests of First Community and its stockholders, the Board of Directors has remained willing to consider a possible business combination at a substantial premium.

     In early October 1997, Pete Miller, Regional President of Regions' Georgia region, contacted Mr. Shepherd, First Community's President and Chief Executive Officer, and requested a meeting to discuss a possible acquisition by Regions of First Community. On October 14, 1997, Mr. Miller met with Mr. Shepherd in Peachtree City. At that meeting, Mr. Miller provided Mr. Shepherd with background information about Regions and discussed a variety of issues relating to operating philosophies and objectives, but the parties did not discuss a specific exchange ratio or price. Mr. Shepherd relayed this conversation to First Community's Board of Directors, and the Board engaged T. Smith & Co., an investment banking firm, as a financial advisor to assist the Board in reviewing and analyzing Regions' proposal. On October 31, 1997, Mr. Miller expressed an interest in continuing discussions with First Community and delivered a letter indicating Regions' interest in pursuing the possible acquisition, subject to obtaining some additional information about First Community. Although the letter did not specify a specific price or exchange ratio, it did indicate that Regions would be willing to discuss a transaction with a value to First Community stockholders in excess of $20 per share. On November 7, 1997, First Community's Board of Directors met to discuss Regions' proposal and authorized Mr. Shepherd to continue discussions with and to provide information to Regions. First Community and Regions entered into a confidentiality agreement on November 7, 1997, and First Community then provided Regions with certain nonpublic business information about itself.

     First Community's strategic planning committee met on several occasions in November and December to consider Regions' proposal, concluded that continued exploration of a potential acquisition by Regions may prove fruitful, and authorized Mr. Shepherd, with the assistance of T. Smith & Co., to continue negotiations with Regions. T. Smith & Co. also assisted the Board in analyzing other alternatives, including remaining independent. Representatives of Regions and First Community met on several occasions in November and December to negotiate the terms of the proposed merger. In January 1998, Regions and First Community reached an agreement on an exchange ratio of .625 of a share of Regions Common Stock for each share of First Community Common Stock, subject to completion by Regions of due diligence and negotiation of a definitive merger agreement. In January 1998, First Community also engaged BBCP as its financial advisor to render its opinion on the financial terms of the merger.

     On January 26, 1998, the First Community Board of Directors met to review the terms of the initial draft of the Agreement proposed by Regions. At this meeting, BBCP reported to the Board of Directors on its preliminary analysis of the terms of the Merger and furnished the Board comparative information about similar transactions and the financial condition and operations of Regions. After review of the Agreement, the First Community Board of Directors authorized First Community's management and legal counsel to continue negotiations on the proposed Agreement. As a result of unusual trading in First Community common stock, on January 26, 1998, First Community issued a press release announcing that it had entered into preliminary merger discussions that might lead to a sale of First Community.

     On January 28, 1998, the First Community Board of Directors met to review and consider the Agreement. The First Community Board reviewed the terms of the Agreement as summarized by First Community's outside legal counsel. BBCP also reported on its analysis of the terms of the Merger and rendered its oral opinion as to the fairness, from a financial point of view, of the Exchange Ratio to First Community's stockholders. On the basis of these presentations and the factors set forth under "Reasons for the Merger" below, the First Community Board of Directors unanimously approved a resolution authorizing execution of the Agreement.

     First Community's Reasons for the Merger. In approving the Merger, the directors of First Community considered a number of factors. Without assigning any relative or specific weights to the factors, the First Community Board of Directors considered the following material factors:

     (a) information concerning the business, operations, earnings, asset quality, and financial condition of Regions (and other potential merger partners) from which the First Community Board determined that Regions is a high quality, well-managed institution with favorable prospects for future growth in its business, earnings and share price;

     (b) the similar community banking cultures and business philosophies of Regions and First Community, particularly with respect to community lending philosophy, customer satisfaction, and efficiency and credit quality;

     (c) the likely impact of the proposed Merger on the employees and customers of First Community and its subsidiaries, on the communities in which First Community presently conducts its business, and on First Community's other constituencies in view of Regions' commitment to community banking;

     (d) the Exchange Ratio in the Merger from a number of valuation perspectives, as presented by BBCP, the current market value of approximately $33 million (based on the closing price of Regions Common Stock on January 25, 1998) of the Merger to First Community's stockholders, and the annual dividend increase from $.15 per share to $.50 per share on a pro forma basis that the First Community stockholders would experience as a result of the Merger (see "-- Opinion of First Community's Financial Advisor");

     (e) the opinion of BBCP that the Exchange Ratio is fair to First Community's stockholders from a financial point of view (see "-- Opinion of First Community's Financial Advisor");

     (f) the termination provisions of the Agreement applicable in the event of a significant decline in the price of Regions Common Stock relative to a market index prior to the consummation of the Merger (see "-- Waiver, Amendment, and Termination of the Agreement");

     (g) the treatment of the Merger as a pooling of interests for financial accounting purposes and as a tax-free reorganization for federal income tax purposes (see "-- Federal Income Tax Consequences of the Merger" and
"-- Accounting Treatment");

     (h) the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay;

     (i) the alternatives to the Merger, including remaining an independent institution in light of the current economic conditions of First Community's markets; and

     (j) the financial terms of recent business combinations in the financial services industry and a comparison of multiples of selected combinations with the terms of the proposed transaction with Regions.

     The terms of the Merger were the result of arms-length negotiations between representatives of First Community and representatives of Regions. Based upon the consideration of the foregoing factors, the Board of Directors of First Community unanimously approved the Merger as being in the best interests of First Community and its stockholders. Each member of the Board of Directors of First Community has agreed to vote those shares of First Community Common Stock over which such member has voting control (other than in a fiduciary capacity) in favor of the Merger.

     First Community's Board of Directors unanimously recommends that First Community stockholders vote for approval of the Agreement.

     Regions' Reasons for the Merger. In approving the Agreement and the Merger, the Regions Board considered a number of factors concerning the benefits of the Merger, including the following:

     (a) Information Concerning First Community: The Regions Board considered information concerning the business, operations, earnings, asset quality, and financial condition of First Community, and aspects of the First Community franchise including the market position of First Community in each of the markets in which it operates and the compatibility of the community bank orientation of the operations of First Community to that of Regions. The Regions Board concluded that First Community is a sound, well managed financial institution which is well positioned in its market areas and which presents an attractive opportunity for Regions to add to its franchise in the Georgia market.

     (b) Financial Terms of the Merger: The Regions Board considered various financial aspects of the Merger as reported by Regions' management including
(i) the relationship of the value of the consideration issuable in the Merger to the market value of First Community Common Stock, (ii) the anticipated effect of the Merger on Regions' per share earnings (with the Merger anticipated to have no significant effect on Regions' earnings per share), (iii) the anticipated effect of the Merger on Regions book value per share (with the Merger anticipated not to dilute significantly Regions book value per share), (iv) a comparison of the pricing aspects of the Merger to pricing characteristics of other merger transactions involving financial institutions, and (v) the anticipated accounting treatment of the Merger as a pooling of interests.

     (c) Nonfinancial Terms of the Merger. The Regions Board considered various nonfinancial aspects of the Merger, including the treatment of the Merger as a tax-free exchange of First Community Common Stock for Regions Common Stock for federal income tax purposes and the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay.

     The foregoing discussion of the information and factors considered by the Regions Board is not intended to be exhaustive but includes all material factors considered by the Regions Board. In reaching its determination to approve the Merger and the Agreement, the Regions Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated by the Agreement, and considering, among other things, the matters discussed above the Regions Board determined that the Merger is in the best interests of Regions and its stockholders and unanimously approved the Agreement.

OPINION OF FIRST COMMUNITY'S FINANCIAL ADVISOR

     First Community has retained BBCP to act as its financial advisor in connection with the Merger. From time to time beginning in 1995, representatives of BBCP participated in informal discussions with the senior management and certain board members of First Community concerning strategies to enhance the franchise value of the Company, the market for the sale of First Community should the Board of First Community determine to explore the Company's affiliation options, and the likely values stockholders of First Community could be expected to realize upon the sale of First Community. In January 1998, these discussions with senior management and the Board of Directors of First Community became more specific and focused on the acquisition proposal First Community had received from Regions. In those discussions, representatives of BBCP indicated that, in their opinion, the implied valuation of the Regions' proposal appeared very attractive. BBCP has undertaken its formal review of the terms of the Merger as described below and has rendered its written opinion to the First Community Board that, on the date of this Prospectus/Proxy Statement, based on the information set forth therein, the Exchange Ratio is fair, from a financial point of view, to the First Community stockholders.

     THE FULL TEXT OF BBCP'S WRITTEN OPINION IS ATTACHED AS APPENDIX B TO THIS PROSPECTUS/PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX B. FIRST COMMUNITY STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BBCP IN CONNECTION THEREWITH.

     BBCP's opinion is directed to the First Community Board only and is directed only to the Exchange Ratio and does not constitute a recommendation to any First Community stockholder regarding how such stockholder should vote at the Special Meeting.

     In arriving at its written opinion, BBCP, among other things: (i) analyzed certain audited and unaudited financial statements and other information of First Community and Regions; (ii) reviewed and discussed with appropriate management personnel of First Community the past and current business activities and financial results and the business and financial outlook of First Community,
(iii) reviewed the historical price and trading activity of the Common Stock of First Community and Regions; (iv) compared certain financial and stock market data relating to First Community and Regions with similar data of other publicly held banking institutions considered to be potential alternative affiliation candidates to Regions for First Community; (v) performed an analysis comparing the pro forma consequences of the Merger to First Community stockholders with respect to earnings per share, book value per share, and dividends per share represented by the Regions Common Stock they will receive in the Merger to those same measures represented by the First Community Common Stock they currently hold; (vi) reviewed the prices paid in certain comparable acquisition transactions of community banking institutions and the multiples of earnings and book value and the level of deposit base premium received by the selling institutions; (vii) reviewed the Merger Agreement and certain related documents;
(viii) considered the financial implications of certain other strategic alternatives available to First Community; and (ix) performed such other analyses as BBCP deemed appropriate.

     In conducting its analysis and arriving at its opinion, BBCP assumed and relied upon, without independent verification, the accuracy and completeness of the information it reviewed for the purposes of the opinion. BBCP also relied upon the management of First Community with respect to the reasonableness and achievability of the financial forecast (and the assumptions and bases underlying such forecast) provided to it. First Community instructed BBCP that, for the purposes of its opinion, BBCP should assume that such forecast will be realized in the amounts and in the time periods currently estimated by the management of First Community. BBCP also assumed, with First Community's consent, that the aggregate allowances for loan losses for each of First Community and Regions are adequate to cover such losses. BBCP is not an expert in the evaluation of allowances for loan losses and has not reviewed any individual credit files. BBCP did not make, nor was it furnished with, independent valuations or appraisals of the assets or liabilities of either First Community or Regions or any of their subsidiaries. BBCP did not, and was not asked to, express any opinion about what the value of Regions Common Stock actually will be when issued to the holders of First Community Common Stock pursuant to the Merger or the price at which Regions Common Stock will trade subsequent to the Merger. Moreover, First Community has informed BBCP, and BBCP has assumed, that the Merger will be recorded utilizing pooling-of-interests accounting under generally accepted accounting principles.

     No limitations were imposed by First Community or the First Community Board on the scope of BBCP's investigation or the procedures to be followed by BBCP in rendering its opinion. BBCP did not solicit major regional bank holding companies for their indications of acquisition interest in First Community. The opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to BBCP as of, the date of its analysis.

     In arriving at the fairness, from a financial point of view, of the consideration to be received by the stockholders of First Community, BBCP developed an opinion of the value of First Community Common Stock should the institution remain independent and analyzed such value in light of the premium represented by the Exchange Ratio. In connection with rendering its opinion to the First Community Board, BBCP also reviewed a variety of generally recognized valuation methodologies and merger analyses and performed those which it believed were most appropriate for developing its opinion of fairness, from a financial point of view.

     The preparation of a fairness opinion involves various determinations of the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its fairness opinion, BBCP did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments about the significance and relevancy of each analysis and factor. None of the analyses performed by BBCP was assigned a greater significance by BBCP than any other. Accordingly, BBCP believes that its analyses must be considered as a whole and that a review of selected portions of such analyses and the factors considered therein, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its opinion and any conclusions reached therein. In its analyses, BBCP made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond First Community's and Regions' control. Any estimates contained in BBCP's analyses are not necessarily indicative of actual values or predictive of future results or values that may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities actually may be sold. In addition, as described above, BBCP's opinion was one of many factors taken into consideration by the First Community Board in making its determination to approve the Merger Agreement.

     The following is a brief summary of analyses performed by BBCP in connection with its original oral opinion delivered in January 1998 and its written opinion delivered to the First Community Board and dated the date hereof:

     Summary of Proposal. BBCP reviewed the terms of the proposed transaction as reflected in the Merger Agreement, including the calculation of the market value of the consideration represented by the Exchange Ratio. BBCP calculated that based on the price of Regions Common Stock on January 27, 1998 and on June 12, 1998 of $39.063 and $39.750, respectively, an Exchange Ratio of 0.625 shares of Regions Common Stock for each share of First Community Common Stock would provide First Community stockholders a total valuation of $37.2 and $37.9 million and a per share value of $24.41 and $24.84 respectively.

     Market Value Premium Represented by the Exchange Ratio. BBCP calculated and compared the market value of the consideration to be received by First Community stockholders in the Merger on a per share basis to the trading price of First Community Common Stock during certain historical periods prior to the public announcement of the Merger. BBCP noted that the market value of the consideration to be received by First Community stockholders in the Merger represented a premium of 8.5% and 35.1 % over the closing trading price of First Community common shares on January 27, 1998 and for the average of the 30 day period preceding such date. BBCP also noted that the average trading volume in Regions Common Stock was significantly greater than the trading volume in First Community.

     BBCP also calculated the market price performance of Region's Common Stock from January 27, 1998 to June 12, 1998 in comparison to the market price performance for an index of regional bank holding companies similar to Regions (the "Index Group"). BBCP noted that since January 27, 1998, Regions Common Stock has remained unchanged while the Index Group has appreciated 5.7% over the same period.

     Indicated Value of First Community as an Independent Company. BBCP undertook an analysis addressing the range of potential values which would be implied if First Community were to remain independent. BBCP computed this range of values based primarily on a discounted cash flow analysis, relying on projections extrapolated from First Community's 1998 budget and its historical performance. In this analytical methodology, BBCP assumed stockholders received, in addition to the projected dividend stream, a terminal valuation at December 31, 2002 based upon a 2.30 times multiple of December 31, 2002 stated book value and a 18.0 times multiple of earnings for such year. These amounts were discounted at rates ranging from 10.0% to 14.0% and indicated net present values to First Community stockholders on a per share basis ranging from $19.27 to $23.06 if the Company were to remain independent through the year 2002.

     Per Share Merger Consequences Analysis. Based upon an Exchange Ratio of
0.625 shares of Regions Common Stock for each share of First Community Common Stock and using the earnings estimates for First Community prepared by First Community management and earnings estimates for Regions prepared by independent securities analysts, BBCP compared the estimated 1998 and 1999 earnings per share of First Community Common Stock on a stand-alone basis to the equivalent pro forma earnings per share of Regions Common Stock which would be received in the Merger. BBCP concluded that the Merger would result in an equivalent earnings per share increase of 9.3% in 1998 and 6.2% in 1999 for First Community stockholders in the combined company.


     BBCP also analyzed the impact of the Merger on the amount of fully diluted book value represented by a share of First Community Common Stock. BBCP assumed consummation of the Merger as of December 31, 1997. BBCP concluded that the Merger would result in an increase of 8.1% in fully diluted book value on an equivalent per share basis for First Community stockholders projected as of December 31, 1997.


     Finally, BBCP compared the amount of dividends expected to be paid on a share of First Community Common Stock before the Merger to the level expected to be paid on a pro forma basis reflecting the Merger. BBCP concluded that the Merger would result in an increase of 310.7% in dividends per share for First Community stockholders.

     Analysis of Selected Other Bank Mergers Involving Southeastern Community Banks. BBCP reviewed fifteen mergers involving Georgia community banks and bank holding companies announced between January 1, 1997 and January 27, 1998. BBCP noted in particular the prices paid in these mergers as a multiple of earnings and book values and the transaction premiums paid in excess of tangible book value as a percentage of core deposits. BBCP also reviewed other data in connection with each of these mergers, including the amount of total assets and the capital level of the acquired institutions and the return on equity and the return on assets of the acquired institutions. BBCP then compared this data to that of First Community and to the value to be received by First Community stockholders in the Merger as of January 28, 1998.

     This comparison yielded a range of transaction values as multiples of latest twelve-months earnings per share of a low of 12.9 times and a high of
32.9 times and a median value of 18.0 times. The First Community multiple of trailing earnings was 23.6 times. With regard to book value multiples, the calculations yielded a range of transaction values as multiples of book value per share of a low of 1.36 times to a high of 4.11 times and a median value of
2.19 times. The First Community multiple of book value was 3.47 times. Finally, the calculations yielded a range of deposit base premiums paid from a low of 7.9% to a high of 49.1%, with a median value of 18.9%. The equivalent premium on First Community deposits represented by the Exchange Ratio was 25.3%.

     No company or transaction used in the above analyses as a comparison is identical to First Community, Regions, or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in BBCP and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable company data.

     BBCP is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, and valuations for estate, tax, corporate, and other purposes. First Community has agreed to pay BBCP a fee of $20,000 for delivery of its written opinion and an additional fee of $55,000 upon consummation of the Merger. No compensation payable to BBCP is contingent on the conclusions reached in the opinion of BBCP. First Community has also agreed to reimburse BBCP for reasonable out-of-pocket-expenses and to indemnify BBCP and certain related persons against certain liabilities relating to or arising out of its engagement.

EFFECTIVE TIME OF THE MERGER

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Delaware Certificate of Merger and the Georgia Certificate of Merger relating to the Merger are filed and declared effective with, respectively, the Delaware Secretary of State and the Georgia Secretary of State. Unless otherwise agreed upon by Regions and First Community, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which the last of the following events occur: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of First Community stockholders.

     No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. Regions and First Community anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the third quarter of 1998. However, delays in the consummation of the Merger could occur.

     The Board of Directors of either Regions or First Community generally may terminate the Agreement if the Merger is not consummated by December 31, 1998, unless the failure to consummate by that date is the result of a breach of the Agreement by the party seeking termination. See "--Conditions to Consummation of the Merger" and "--Waiver, Amendment, and Termination of the Agreement."

DISTRIBUTION OF REGIONS STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

     Promptly after the Effective Time, Regions will cause an exchange agent selected by Regions to mail to the former stockholders of First Community a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of First Community Common Stock for certificates representing shares of Regions Common Stock.

     FIRST COMMUNITY STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. Upon surrender to the Exchange Agent of certificates for First Community Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of First Community Common Stock surrendering such items a certificate or certificates representing the number of shares of Regions Common Stock to which such holder is entitled, if any, and a check for the amount to be paid in lieu of any fractional share interest, without interest. After the Effective Time, to the extent permitted by law, First Community stockholders of record as of the Effective Time will be entitled to vote at any meeting of holders of Regions Common Stock the number of whole shares of Regions Common Stock into which their First Community Common Stock has been converted, regardless of whether such stockholders have surrendered their First Community Common Stock certificates. No dividend or other distribution payable after the Effective Time with respect to Regions Common Stock, however, will be paid to the holder of any unsurrendered First Community certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid in lieu of any fractional share interest will be delivered to such stockholder, in each case without interest.

     The stock transfer books of First Community will be closed at the effective time of the Merger, and after the Effective Time there will be no transfers of shares of First Community Common Stock on First Community's stock transfer books. If certificates representing shares of First Community Common Stock are presented for transfer after the Effective Time, they will be canceled and exchanged for the shares of Regions Common Stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to a number of conditions, including, but not limited to:


     (a) approval from the Federal Reserve and the Georgia Department (which have been granted), and the expiration of all applicable waiting periods associated with these approvals, without any conditions or restrictions that would, in the reasonable judgment of Regions' Board of Directors, so materially adversely impact the economic benefits of the transactions contemplated by the Agreement as to render inadvisable the consummation of the Merger;


     (b) the approval of the Agreement by the holders of requisite number of shares of First Community Common Stock;

     (c) the absence of any action by any court or governmental authority of competent jurisdiction restricting, prohibiting, or making illegal the consummation of the Merger and the other transactions contemplated by the Agreement;

     (d) the receipt of a satisfactory opinion of counsel that the Merger qualifies for federal income tax treatment as a reorganization under Section 368(a) of the Code, with the effects described under "--Federal Income Tax Consequences of the Merger," including, among others, that the exchange of First Community Common Stock for Regions Common Stock will not give rise to recognition of gain or loss to First Community stockholders, except to the extent of any cash received; and

     (e) filing with the NASD of notification for listing of additional shares on the Nasdaq NMS for the shares of Regions Common Stock to be issued in the Merger.

     Consummation of the Merger also is subject to the satisfaction or waiver of various other conditions specified in the Agreement which are customary in transactions of this nature, including, among others: (i) the delivery by Regions and First Community of opinions of their respective counsel and certificates executed by their respective duly authorized officers as to the satisfaction of certain conditions and obligations set forth in the Agreement and (ii) as of the Effective Time, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party.

REGULATORY APPROVALS


     The Merger may not proceed in the absence of receipt of the requisite regulatory approvals. Applications for the approvals described below have been submitted to the appropriate regulatory agencies each of which has issued its approval of the Merger.


     Regions and First Community are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

     The Merger requires the prior approval of the Federal Reserve, pursuant to
Section 3 of the BHC Act. In granting its approval under Section 3 of the BHC Act, the Federal Reserve must take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the BHC Act, the Merger may not be consummated until the 30th day following the date of Federal Reserve approval, which may be shortened by the Federal Reserve to the 15th day, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.


     The Merger also is subject to the approval of the Georgia Department. In its evaluation, the Georgia Department took into account considerations similar to those applied by the Federal Reserve.


WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     Prior to the Effective Time, and to the extent permitted by law, any provision of the Agreement generally may be (i) waived by the party benefitted by the provision or (ii) amended by a written agreement between Regions and First Community approved by their respective Boards of Directors; provided, however, that after approval by the First Community stockholders, no amendment that pursuant to the Georgia Act requires further approval of the First Community stockholders, including decreasing the consideration to be received by First Community stockholders, may be made without the further approval of such stockholders.

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, either before or after approval by First Community stockholders, under certain circumstances, including:

     (a) by the Board of Directors of either party upon final denial of any required consent of any regulatory authority, if such denial is nonappealable or was not appealed within the time limit for appeal, or by the Board of Directors of Regions if any required regulatory approval is conditioned or restricted in the manner described under "--Conditions to Consummation of the Merger" above;

     (b) by the Board of Directors of either party, if the holders of the requisite number of shares of First Community Common Stock shall not have approved the Agreement;

     (c) by mutual consent of the Boards of Directors of Regions and First Community;

     (d) by the Board of Directors of either party (provided the terminating party is not in material breach of any representation, warranty, covenant, or agreement), in the event of any inaccuracy in any representation or warranty by the other party which meets certain standards specified in the Agreement and cannot be or has not been cured within 30 days after the giving of written notice to the breaching party;

     (e) by the Board of Directors of either party (provided the terminating party is not in material breach of any representation, warranty, covenant, or agreement), in the event of a breach by the other party of any covenant or agreement included in the Agreement that cannot be cured within 30 days after giving notice to the breaching party; and

     (f) by the Board of Directors of either party if the Merger shall not have been consummated by December 31, 1998, but only if the failure to consummate the Merger by such date has not been caused by the terminating party's breach of the Agreement.




     If the Agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination generally will not relieve the parties from the consequences of any uncured willful breach of the Agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER

     Each of First Community and Regions generally has agreed, unless the prior written consent of the other party shall have been obtained, to operate its business only in the usual, regular, and ordinary course, to preserve intact its business organizations and assets and maintain its rights and franchises, and to take no action which would materially adversely affect the ability of either party to obtain any consents required for the Merger or to perform its covenants and agreements under the Agreement and to consummate the Merger. The foregoing shall not prevent Regions or any subsidiary of Regions from discontinuing or disposing of any of its assets or business, or from acquiring or agreeing to acquire any other entity or any assets thereof, if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its subsidiaries. In addition, the Agreement includes certain other restrictions applicable to the conduct of the business of either First Community or Regions prior to consummation of the Merger, as described below.

     First Community. First Community has agreed not to take certain actions relating to the operation of its business pending consummation of the Merger without the prior written consent of a duly authorized officer of Regions. Generally, First Community has agreed that, except as specifically contemplated by the Agreement or previously disclosed to Regions, it will not:

     (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of First Community or the Bank;

     (b) incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $250,000 (for First Community and the Bank on a consolidated basis) except in the ordinary course of the business of First Community and the Bank consistent with past practices (which shall include creation of deposit liabilities, purchases of federal funds, advances from the Federal Home Loan Bank or the Federal Reserve Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or, with certain exceptions, suffer the imposition, on any share of stock held by First Community or the Bank of any lien or permit any such lien to exist;


     (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of First Community or the Bank, or declare or pay any dividend or make any other distribution in respect of First Community Common Stock; provided that First Community may (to the extent legally able to do so), but shall not be obligated to, declare and pay regular cash dividends on First Community
Common Stock in accordance with past practices as previously disclosed to Regions;


     (d) except pursuant to the exercise of stock options outstanding as of the date of the Agreement and pursuant to the terms thereof in existence on the date of the Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of First Community Common Stock or any other capital stock of First Community or the Bank, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock;

     (e) adjust, split, combine, or reclassify any capital stock of First Community or the Bank or issue or authorize the issuance of any other securities in respect of or in substitution for shares of First Community Common Stock or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of First Community's subsidiaries or any assets having in the aggregate a book value in excess of $100,000, other than in the ordinary course of business for reasonable and adequate consideration;

     (f) acquire direct or indirect control over, or invest in equity securities of, any entity, other than in connection with foreclosures in the ordinary course of business, or acquisitions of control by First Community in its fiduciary capacity;

     (g) grant any increase in compensation or benefits to the employees or officers of First Community or the Bank except as previously disclosed to Regions or as required by law; pay any bonus except pursuant to the provisions of any applicable program or plan adopted by its Board of Directors prior to the date of this Agreement and previously disclosed to Regions; enter into or amend any severance agreements with officers of First Community or the Bank except as previously disclosed to Regions; grant any increase in fees or other increases in compensation or other benefits to directors of First Community or the Bank;

     (h) except as previously disclosed to Regions, enter into or amend any employment contract between First Community or the Bank and any person (unless such amendment is required by law) that First Community or the Bank does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time;

     (i) adopt any new employee benefit plan or program of First Community or the Bank or make any material change in or to any existing employee benefit plans or programs of First Community or the Bank other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan;

     (j) make any significant change in any accounting methods, principles, or practices or systems of internal accounting controls, except as may be necessary to conform to changes in regulatory accounting requirements or generally accepted accounting principles ("GAAP");

     (k) with certain exceptions, commence or settle any litigation for money damages in excess of $25,000; or

     (l) except in the ordinary course of business, enter into or terminate any material contract or make any change in any material lease or contract.

     In addition, First Community has agreed not to solicit, directly or indirectly, any acquisition proposal from any other person or entity. First Community also has agreed not to negotiate with respect to any such proposal, provide nonpublic information to any party making such a proposal, or enter into any agreement with respect to any such proposal, except in compliance with the fiduciary obligations of its Board of Directors. In addition, First Community has agreed to use reasonable efforts to cause its advisors and other representatives not to engage in any of the foregoing activities.

     Regions. Regions has agreed that without the prior written consent of a duly authorized officer of First Community, it will not amend its certificate of incorporation or bylaws in any manner which is adverse to, and discriminates against, the holders of First Community Common Stock.

MANAGEMENT FOLLOWING THE MERGER

     Upon consummation of the Merger, the present officers and directors of Regions will retain their respective positions with Regions. Information pertaining to the directors and executive officers of Regions, executive compensation, certain relationships and related transactions, and other related matters is included in Regions' Annual Report on Form 10-K for the year ended December 31, 1997, incorporated herein by reference. See "Documents Incorporated by Reference."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     The Agreement generally provides that Regions will, and will cause First Community to, indemnify each person entitled to indemnification from First Community or the Bank on terms no less favorable than the rights provided in the Certificate of Incorporation or Bylaws of First Community or the Bank, as the case may be, to the full extent permitted by Georgia Law and by First Community's Articles of Incorporation or Bylaws or the rights otherwise in effect on the date of the Agreement, for six years from the Effective Time with respect to matters occurring at or prior to the Effective Time.

     The Agreement also provides that, after the Effective Time, Regions will provide generally to officers and employees of First Community and the Bank who, at or after the Effective Time, become officers or employees of Regions or its subsidiaries, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock) on terms and conditions that, taken as a whole, are substantially similar to those currently provided by Regions and its subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with First Community or the Bank prior to the Effective Time will be treated as service with Regions or its subsidiaries. The Agreement further provides that Regions will cause First Community to honor all employment, severance, consulting, and other compensation contracts previously disclosed to Regions between First Community or the Bank and any current or former director, officer, or employee, and all provisions for vested amounts earned or accrued through the Effective Time under First Community's benefit plans.

     As described above under " --Treatment of First Community Options," the Agreement also provides that all rights with respect to First Community Common Stock pursuant to stock options or stock appreciation rights granted by First Community under its stock option and other stock-based compensation plans which are outstanding at the Effective Time, whether or not then exercisable, will be converted into and will become rights with respect to Regions Common Stock, and Regions will assume each of such options in accordance with its terms.

     As of the Record Date, directors and executive officers of First Community owned no shares of Regions Common Stock.

DISSENTING STOCKHOLDERS

     Pursuant to the provisions of Chapter 2, Article 13 of the Georgia Act, if the Merger is consummated, any holder of record of First Community Common Stock who (i) gives to First Community, prior to the vote at the Annual Meeting with respect to the approval of the Agreement, written notice of such holder's intent to demand payment for such holder's shares, and (ii) does not vote in favor thereof, shall be entitled to receive, upon compliance with the statutory requirements summarized below, the fair value of such holder's shares as of the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger. A copy of the pertinent provisions of Chapter 2, Article 13 of the Georgia Act is reproduced as Appendix C to this Proxy Statement/Prospectus.

     A stockholder of record may assert dissenters' rights as to fewer than all the shares registered in such holder's name only if such holder dissents with respect to all shares beneficially owned by any one beneficial stockholder and such holder notifies First Community in writing of the name and address of each person on whose behalf such holder asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which such holder dissents and such holder's other shares were registered in the names of different stockholders.

     The written objection requirement referred to above will not be satisfied under the Georgia statutory provisions by merely voting against approval of the Agreement by proxy or in person at the Annual Meeting. Any holder of First Community Common Stock who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the transaction and will not be entitled to assert dissenters' rights of appraisal. In addition to not voting in favor of the Agreement, a stockholder wishing to preserve the right to dissent and seek appraisal must give a separate written notice of such holder's intent to demand payment for such holder's shares if the Merger is effected, as hereinabove provided.

     Any written objection to the Agreement satisfying the requirements discussed above should be addressed as follows: First Community Banking Services, Inc, 300 South Peachtree Parkway, Peachtree City, Georgia

30269, Attention: Corporate Secretary.

     If the Merger is authorized at the Annual Meeting, First Community must deliver a written dissenters' notice (the "Dissenters' Notice") to all holders of First Community Common Stock who satisfied the foregoing requirements. The Dissenters' Notice must be sent within ten days after the Effective Time and must (i) state where the demand for payment must be sent and where and when certificates for shares of First Community Common Stock must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of these shares will be restricted after the demand for payment is received, (iii) set a date by which First Community must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered), and (iv) be accompanied by a copy of Article 13 of the Georgia Act.

     A stockholder of record who receives the Dissenters' Notice must demand payment and deposit such holder's certificates in accordance with the Dissenters' Notice. Such stockholder will retain all other rights of a stockholder until those rights are canceled or modified by the consummation of the Merger. A record stockholder who does not demand payment or deposit such holder's shares certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for such holder's shares under
Article 13.

     Except as described below, the surviving corporation resulting from the Merger must, within ten days of the later of the Effective Time or receipt of a payment demand, offer to pay to each dissenting stockholder who complied with the payment demand and deposit requirements described above the amount the surviving corporation estimates to be the fair value of such holder's shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent First Community financial statements, (ii) the surviving corporation's estimate of the fair value of the shares, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Section 14-2-1327 of the Georgia Act, and (v) a copy of the Article 13 of the Georgia Act. If the stockholder accepts the surviving corporation's offer by written notice to the surviving corporation within 30 days after the surviving corporation's offer, payment must be made within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not effected within 60 days after the date set forth demanding payment and depositing share certificates, First Community must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If, after such return and release, the Merger is effected, the surviving corporation must send a new Dissenter's Notice and repeat the payment demand procedure described above.

     Section 14-2-1327 of the Georgia Act provides that a dissenting stockholder may notify the surviving corporation in writing of such holder's own estimate of the fair value or such holder's shares and the interest due, and may demand payment of such holder's estimate, if (i) such holder believes that the amount offered by the surviving corporation is less than the fair value of such holder's shares or that the interest due has been calculated incorrectly, or
(ii) First Community, having failed to effect the Merger, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment. A dissenting stockholder waives such holder's right to demand payment under
Section 14-2-1327 unless such holder notifies the surviving corporation of such holder's demand in writing within 30 days after the surviving corporation makes or offers payment for such holder's shares. If the surviving corporation does not offer payment within ten days of the later of the Effective Time or receipt of a payment demand, then (i) the stockholder may demand the financial statements and other information required to accompany the surviving corporation's payment offer, and the surviving corporation must provide such information within ten days after receipt of the written demand, and (ii) the stockholder may notify the surviving corporation of such holder's own estimate of the fair value of such holder's shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment under Section 14-2-1327 remains unsettled the surviving corporation must commence a nonjury equity valuation proceeding in the Superior Court of Fayette County, Georgia, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the surviving corporation does not commence the proceeding within those 60 days, it is required to pay each dissenting stockholder whose demand remains unsettled, the amount demanded. The surviving corporation is required to make all dissenting stockholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting stockholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting stockholder made a party to the proceeding is entitled to judgment for the fair value of such holder's shares plus interest to the date of judgment.

     The court in an appraisal proceeding commenced under the foregoing provision must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the surviving corporation, except that the court may assess the costs against all or some of the dissenting stockholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 14-2-1327. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the surviving corporation if the court finds the surviving corporation did not substantially comply with the requirements of specified provisions of Article 13 of the Georgia Act, or against either the surviving corporation or a dissenting stockholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13 of the Georgia Act.

     If the court finds that the services of attorneys for any dissenting stockholder were of substantial benefit to other dissenting stockholders similarly situated, and that the fees for those services should not be assessed against the surviving corporation, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting stockholders who were benefitted. No action by any dissenting stockholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by First Community or the surviving corporation in compliance with the Dissenters' Notice and payment offer requirements.

     The foregoing is a summary of the material rights of a dissenting stockholder of First Community, but is qualified in its entirety by reference to
Article 13 of the Georgia Act, included in Appendix C to this Prospectus/Proxy Statement. Any First Community stockholder who intends to dissent from approval of the Agreement should carefully review the text of such provisions and should also consult with such holder's attorney. No further notice of the events giving rise to dissenters' rights or any steps associated therewith will be furnished to First Community stockholders, except as indicated above or otherwise required by law.

     Any dissenting First Community stockholder who perfects such holder's right to be paid the value of such holder's shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See "--Federal Income Tax Consequences of the Merger."

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


     THE FOLLOWING IS A DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HOLDERS OF FIRST COMMUNITY COMMON STOCK. DISCUSSION MAY NOT APPLY TO SPECIAL SITUATIONS, SUCH AS FIRST COMMUNITY STOCKHOLDERS, IF ANY, WHO HOLD FIRST COMMUNITY COMMON STOCK OTHER THAN AS A CAPITAL ASSET, WHO RECEIVED FIRST COMMUNITY COMMON STOCK UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, WHO HOLD FIRST COMMUNITY COMMON STOCK AS PART OF A "STRADDLE" OR "CONVERSION TRANSACTION," OR WHO ARE INSURANCE COMPANIES, SECURITIES DEALERS, FINANCIAL INSTITUTIONS OR FOREIGN PERSONS, AND DOES NOT DISCUSS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAXATION. THIS DISCUSSION IS BASED UPON LAWS, REGULATIONS, RULINGS AND DECISIONS NOW IN EFFECT

AND ON PROPOSED REGULATIONS, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY WITH RETROACTIVE EFFECT) BY LEGISLATION, ADMINISTRATIVE ACTION, OR JUDICIAL DECISION. NO RULING HAS BEEN OR WILL BE REQUESTED FROM THE INTERNAL REVENUE SERVICE ON ANY MATTER RELATING TO THE TAX CONSEQUENCES OF THE MERGER.

     Consummation of the Merger is conditioned upon receipt by Regions and First Community of an opinion from Alston & Bird LLP, special counsel to Regions, concerning the material federal income tax consequences of the Merger. Based upon the assumption that the Merger is consummated in accordance with the Agreement and upon factual statements and factual representations made by Regions and First Community, it is such firm's opinion that:


     (a) The Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code.


     (b) No gain or loss will be recognized by the holders of First Community Common Stock upon the exchange in the Merger of all of their First Community Common Stock solely for shares of Regions Common Stock (except with respect to any cash received in lieu of fractional share interests in Regions Common Stock).


     (c) The aggregate tax basis of the Regions Common Stock received by the First Community stockholders in the Merger will, in each instance, be the same as the aggregate tax basis of the First Community Common Stock surrendered in exchange therefor, less the basis of any fractional share of Regions Common Stock settled by cash payment.

     (d) The holding period of the Regions Common Stock received by the First Community stockholders in the Merger will, in each instance, include the holding period of the First Community Common Stock surrendered in exchange therefor, provided that such First Community Common Stock is held as a capital asset at the Effective Time.

     (e) The payment of cash to First Community stockholders in lieu of fractional share interests of Regions Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Regions. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed, as provided in Section 302(a) of the Code.

     (f) Where solely cash is received by a First Community stockholder in exchange for First Community Common Stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of such holder's First Community Common Stock, subject to the provisions and limitations of Section 302 of the Code.

     THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL, FOREIGN, OR OTHER TAX CONSEQUENCES OF THE MERGER. FIRST COMMUNITY STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX REPORTING REQUIREMENTS AND TAX CONSEQUENCES UNDER STATE, LOCAL, OR FOREIGN LAW.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a pooling of interests as that term is used pursuant to GAAP, for accounting and financial reporting purposes. Under the pooling-of-interests method of accounting, assets, liabilities, and equity of the acquired company are carried forward to the combined entity at their stated amounts.

     In order for the Merger to qualify for pooling-of-interests accounting treatment, substantially all (90% or more) of the outstanding First Community Common Stock must be exchanged for Regions Common

Stock with substantially similar terms. There are certain other criteria that must be satisfied in order for the Merger to qualify as a pooling of interests, some of which criteria cannot be satisfied until after the Effective Time. See "Summary--Comparative Per Share Data" and "--Resales of Regions Common Stock."

EXPENSES AND FEES

     The Agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions will bear and pay the filing fees and printing costs in connection with this Proxy Statement/Prospectus.

RESALES OF REGIONS COMMON STOCK

     The Regions Common Stock to be issued to First Community stockholders in the Merger has been registered under the Securities Act, but that registration does not cover resales of those shares by persons who control, are controlled by, or are under common control with, First Community (such persons are referred to hereinafter as "affiliates" and generally include executive officers, directors, and 10% stockholders) at the time of the Special Meeting. Affiliates may not sell shares of Regions Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act or in compliance with SEC Rule 145 or in accordance with a legal opinion satisfactory to Regions that such sale or transfer is otherwise exempt from the Securities Act registration requirements.

     Rule 145 promulgated under the Securities Act restricts the sale of Regions Common Stock received in the Merger by affiliates and certain of their family members and related interests. Under the rule, during the one-year period following the Effective Time, affiliates of First Community may resell publicly the Regions Common Stock received by them in the Merger subject to certain limitations as to the amount of Regions Common Stock sold in any three-month period and as to the manner of sale, and subject to the currency of Regions' periodic reporting obligations under the 1934 Act. After the one-year period and within two years following the Effective Time, affiliates of First Community who are not affiliates of Regions may effect such resales subject only to the currency of Regions' periodic reporting requirements. After two years, such affiliates of First Community who are not affiliates of Regions may resell their shares without restriction. Persons who are affiliates of Regions after the Effective Time may publicly resell the Regions Common Stock received by them in the Merger subject to similar limitations and subject to certain filing requirements specified in SEC Rule 144. Affiliates will receive additional information regarding the effect of Rule 145 on their ability to resell Regions Common Stock received in the Merger. Affiliates also would be permitted to resell Regions Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. This Proxy Statement/Prospectus does not cover any resales of Regions Common Stock received by persons who may be deemed to be affiliates of First Community or Regions.

     Each person who First Community reasonably believes will be an affiliate of First Community has delivered to Regions a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any Regions Common Stock to be received by such person upon consummation of the Merger, except in compliance with the Securities Act and the rules and regulations of the SEC promulgated thereunder.

                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

     As a result of the Merger, holders of First Community Common Stock will be exchanging their shares of a Georgia corporation governed by the Georgia Act and First Community's Articles of Incorporation, as amended (the "Articles"), and Bylaws, for shares of Regions, a Delaware corporation governed by the Delaware GCL and Regions' Certificate of Incorporation (the "Certificate") and Bylaws. Significant differences exist between the rights of First Community stockholders and those of Regions stockholders. The material differences are summarized below. In particular, Regions' Certificate and Bylaws contain several provisions that under certain circumstances may have an antitakeover effect in that they could impede or prevent an acquisition of Regions unless the potential acquirer has obtained the approval of Regions' Board of Directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Georgia Act and the Delaware GCL as well as to Regions' Certificate and Bylaws and First Community's Articles and Bylaws.

ANTITAKEOVER PROVISIONS GENERALLY

     The provisions of Regions' Certificate and Bylaws described below under the headings, "--Authorized Capital Stock," "--Amendment of Certificate or Articles of Incorporation and Bylaws," "--Classified Board of Directors and Absence of Cumulative Voting," "--Removal of Directors," "--Limitations on Director Liability," "--Special Meetings of Stockholders," "--Actions by Stockholders Without a Meeting," "--Stockholder Nominations," and "--Mergers, Consolidations, and Sales of Assets Generally," and the provisions of the Delaware GCL described under the heading "--Business Combinations With Certain Persons," are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist Regions' Board of Directors in playing a role in connection with attempts to acquire control of Regions, so that the Board can further and protect the interests of Regions and its stockholders as appropriate under the circumstances, including, if the Board determines that a sale of control is in their best interests, by enhancing the Board's ability to maximize the value to be received by the stockholders upon such a sale.

     Although Regions' management believes the Protective Provisions are, therefore, beneficial to Regions' stockholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, Regions' stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, Regions may be able to avoid those expenditures of time and money.

     The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of Regions Common Stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of Regions Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of Regions through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for Regions' stockholders to replace the Board of Directors or management, even if a majority of the stockholders believes such replacement is in the best interests of Regions. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK

     Regions. The Certificate authorizes the issuance of up to 240,000,000 shares of Regions Common Stock, of which 149,797,609 shares were issued as of March 31, 1998, none of which were held as treasury shares, and 5,000,000 shares of preferred stock, none of which are outstanding. At Regions' annual meeting of stockholders scheduled for July 29, 1998, Regions' stockholders will vote on a proposal to approve an increase in the number of authorized shares of Regions Common Stock from 240,000,000 shares to 500,000,000 shares. Regions' Board of Directors may authorize the issuance of additional shares of Regions Common Stock or preferred stock without further action by Regions' stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Regions' capital stock may be listed. The Certificate does not provide preemptive rights to Regions stockholders.

     The authority to issue additional shares of Regions capital stock provides Regions with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Regions Common Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Regions. In addition, the sale of a substantial number of shares of Regions Common Stock to persons who have an understanding with Regions concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Regions Common Stock (or the right to receive Regions Common Stock) to Regions stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Regions. Regions has committed not to issue shares of preferred stock for any antitakeover purpose, including any purpose to make a change in control of Regions more costly or difficult.


     First Community. First Community's authorized capital stock consists of 5,000,000 shares of First Community Common Stock, of which 1,405,857 shares were issued and outstanding as of the Record Date, and 5,000,000 shares of preferred stock, none of which are outstanding.


     Pursuant to the Georgia Act, First Community's Board of Directors may authorize the issuance of additional shares of First Community Common Stock without further action by First Community's stockholders. The Articles do not provide the stockholders of First Community with preemptive rights to purchase or subscribe to any unissued authorized shares of First Community Common Stock or any option or warrant for the purchase thereof.

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION AND BYLAWS

     Regions. The Delaware GCL generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (i) all shares entitled to vote thereon and (ii) the shares of each class of stock entitled to vote thereon as a class is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. The Certificate states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, meetings of stockholders, and amendment of the Certificate and Bylaws may be amended or repealed only by the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

     The Certificate also provides that the Board of Directors has the power to adopt, amend, or repeal the Bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any Bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

     First Community. The Georgia Act generally provides that a Georgia corporation's articles of incorporation may be amended by the affirmative vote of a majority of the shares entitled to vote thereon, unless the articles of incorporation provide for a higher or lower voting requirement. The Articles provide that certain provisions therein (generally pertaining to authorized capital stock, amending the Bylaws, electing and removing directors, actions stockholders may take without a meeting, special meetings, and business combinations) require the affirmative vote of 80% of the voting power of the corporation, excluding shares owned by an "interested shareholder", as defined in the Articles, or by the holders of a majority of the outstanding shares when such action is approved by a majority of "Continuing Directors" (as defined in the Articles) then in office.


     First Community's Bylaws provide that the Bylaws may be altered, amended, repealed or rescinded or new Bylaws adopted by a majority vote of the directors or by the vote of not less than 80% of the voting power of all outstanding shares.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

     Regions. The Certificate provides that Regions' Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

     The effect of Regions' having a classified Board of Directors is that only approximately one-third of the members of the Board are elected each year; consequently, two annual meetings are effectively required for Regions' stockholders to change a majority of the members of the Board.

     Pursuant to the Certificate, each stockholder generally is entitled to one vote for each share of Regions stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the Board of Directors. Without cumulative voting, the holders of more than 50% of the shares of Regions Common Stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining Regions Common Stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of Regions Common Stock to obtain representation on Regions' Board of Directors.

     First Community. Like Regions' Certificate, the Articles provide that the Board of Directors is divided into three classes with the directors in each class serving a three-year term of office, and the Articles do not provide for cumulative voting rights in the election of directors.

REMOVAL OF DIRECTORS

     Regions. Under the Certificate, any director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of Regions' voting stock.

     First Community. Pursuant to the Articles, any director may be removed only for cause by the holders of not less than two-thirds of the outstanding stock entitled to vote for the election of directors. However, when such a removal is approved by a majority of Continuing Directors then in office, only a majority of the outstanding shares entitled to vote for the election of directors is required for approval of such removal.

LIMITATIONS ON DIRECTOR LIABILITY

     Regions. The Certificate provides that a director of Regions will have no personal liability to Regions or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of such director's duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefitted Regions and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.

      First Community. The Georgia Act permits a corporation's articles of incorporation to relieve directors from liability for monetary damages for any action taken, or any failure to take any action, as a director, except liability for (i) any appropriation, in violation of the director's duties, of any business opportunity of the corporation; (ii) acts or omissions that involve intentional misconduct or a knowing violation of law; (iii) liability under
Section 14-2-832 (or any successor provision or redesignation thereof) of the Georgia Act; and (iv) any transaction from which the director received an improper personal benefit. The Articles provide that First Community directors shall not be liable for money damages for breach of duty as a director to the fullest extent permitted by the Georgia Act.

INDEMNIFICATION

     Regions. The Certificate provides that Regions will indemnify its officers, directors, employees, and agents to the full extent permitted by the Delaware GCL. Under Section 145 of the Delaware GCL as currently in effect, other than in actions brought by or in the right of Regions, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Regions, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Regions, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Regions has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

     First Community. Under First Community's bylaws, First Community must indemnify persons who are parties to any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that such person was or is a director of First Community. Except as noted below, directors are indemnified against expenses (including but not limited to attorneys' fees and court costs), and against any judgments, fines and amounts paid in settlement actually and reasonably incurred by them. Directors also are entitled to have First Community advance any such expenses prior to final disposition of the proceeding, upon an undertaking to repay First Community if it is ultimately determined that they are not entitled to indemnification. Directors will not be indemnified against expenses, judgments, fines and amounts paid in settlement attributable to circumstances as to which, under applicable provisions of the Georgia Act as in effect from time to time, such indemnification may not be authorized by action of the Board, the stockholders, or otherwise. The Georgia Act currently provides that a director may not be indemnified for liability resulting from (i) any appropriation, in violation of his duties, of any business opportunity of First Community, (ii) acts or omissions involving intentional misconduct or a knowing violation of law, (iii) the types of liability set forth in Section 14-2-832 of the Georgia Act, or (iv) any transaction from which the director receives an improper personal benefit.

SPECIAL MEETINGS OF STOCKHOLDERS

     Regions. Regions' Certificate and Bylaws provide that special meetings of stockholders may be called at any time, but only by the chief executive officer, the secretary, or the Board of Directors of Regions. Regions stockholders do not have the right to call a special meeting or to require that Regions' Board of Directors call such a meeting. This provision, combined with other provisions of the Certificate and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Regions' Board of Directors by calling a special meeting of stockholders at which such stockholder could replace the entire Board with nominees who were in favor of such proposal.

      First Community. Under the Articles, a special meeting of stockholders may be called by a majority of the members of the Board of Directors, by the Chairman of the Board, or by the holders of at least two-thirds of the voting power of all outstanding shares of the corporation.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

     Regions. The Certificate provides that any action required or permitted to be taken by Regions stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual meeting or special meeting called by the Board of Directors, chief executive officer, or secretary, even if a majority of the stockholders were in favor of such action.

      First Community. Under First Community's Bylaws, no action requiring or permitting stockholder approval may be approved by the written consent of stockholders unless such action requiring or permitting stockholder approval is approved by a majority of the "Continuing Directors" then in office, in which case the action may be approved by the holders of outstanding shares having the minimum voting power necessary to authorize or take such action at a meeting of stockholders.

STOCKHOLDER NOMINATIONS

     Regions. Regions' Certificate and Bylaws provide that any nomination by stockholders of individuals for election to the Board of Directors must be made by delivering written notice of such nomination (the "Nomination Notice") to the Secretary of Regions not less than 14 days nor more than 50 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, the Nomination Notice must be delivered to the Secretary of Regions not later than the seventh day following the day on which notice of the meeting was mailed to stockholders. The Nomination Notice must set forth certain background information about the persons to be nominated, including information concerning (i) the name, age, business, and, if known, residential address of each nominee, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of Regions capital stock beneficially owned by each such nominee. The Board of Directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.

     First Community. Neither First Community's Articles nor Bylaws contains any provisions governing or restricting the means by which stockholders may nominate individuals to be directors of the corporation.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

     Regions. The Certificate generally requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, or (ii) any sale or lease of any substantial part of the assets of Regions to any party that beneficially owns 5.0% or more of the outstanding shares of Regions voting stock, unless the transaction was approved by Regions' Board of Directors before the other party became a 5.0% beneficial owner or is approved by 75% or more of the Board of Directors after the party becomes such a 5.0% beneficial owner. In addition, the Delaware GCL generally requires the approval of a majority of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, (ii) any sale, lease, or exchange of all or substantially all of Regions property and assets, or (iii) the dissolution of Regions. However, pursuant to the Delaware GCL, Regions may enter into a merger transaction without stockholder approval if (i) Regions is the surviving corporation, (ii) the agreement of merger does not amend in any respect Regions' Certificate, (iii) each share of Regions stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Regions after the effective date of the merger, and (iv) either no shares of Regions Common Stock and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of Regions Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Regions Common Stock outstanding immediately prior to the effective date of the merger.

     First Community. The Georgia Act generally provides that such transactions require the approval by the corporation's board of directors and by a majority of the corporation's outstanding shares. Neither First Community's Articles nor Bylaws include provisions that alter the vote required to approve the Merger.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

     Regions. Section 203 of the Delaware GCL ("Section 203") places certain restrictions on "business combinations" (as defined in Section 203 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an "interested stockholder" (as defined in Section 203 to include, generally, the beneficial owner of 15% or more of the corporation's outstanding voting stock). Section 203 generally applies to Delaware corporations, such as Regions, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by
Section 203.

     Regions has not specifically elected to avoid the application of Section
203. As a result, Section 203 generally would prohibit a business combination by Regions or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless (i) prior to the time when the person or entity becomes an interested stockholder, Regions' Board of Directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (ii) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding Regions voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or
(iii) once the person or entity becomes an interested stockholder, the business combination is approved by Regions' Board of Directors and by the holders of at least two-thirds of the outstanding Regions voting stock, excluding shares owned by the interested stockholder.

     First Community. The Articles provide that certain business combination transactions involving an "interested shareholder", may not be consummated unless approved by the affirmative vote of either (i) 80% of the outstanding voting stock or (ii) a majority of the voting power of outstanding voting stock in the case of a transaction either (a) approved by a majority of the Continuing Directors then in office or (b) meeting certain pricing conditions.

DISSENTERS' RIGHTS

     Regions. The rights of dissenting stockholders of Regions are governed by the Delaware GCL. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which Regions could be a constituent corporation. No appraisal rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) immediately above. Because Regions Common Stock is quoted on the Nasdaq National Market and is held of record by more than 2,000 stockholders, unless the exception described immediately above applies, holders of Regions Common Stock do not have dissenters' rights.

     First Community. The rights of dissenting stockholders under Georgia law are generally similar to those afforded under the Delaware GCL. A summary of the pertinent provisions of the Georgia Act pertaining to dissenters' rights is set forth under the caption "Description of the Transaction--Dissenting Stockholders," and such provisions are included as Appendix C.

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

     Regions. The Delaware GCL provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

     First Community. Pursuant to the Georgia Act, upon written notice of a demand to inspect corporate records, a stockholder is entitled to inspect specified corporate records, including articles of incorporation and bylaws, minutes of stockholder meetings and certain resolutions adopted at director meetings, stockholder list, and all stockholder communications for the preceding three years, including financial statements. Upon demonstration of a proper purpose, a stockholder may be entitled to inspect other corporate records.

DIVIDENDS

     Regions. The Delaware GCL provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Regions are derived from its subsidiary depository institutions. There are various statutory limitations on the ability of Regions' subsidiary depository institutions to pay dividends to Regions. See "Certain Regulatory Considerations--Payment of Dividends."

     First Community. Pursuant to the Georgia Act, a board of directors may from time to time make distributions to its stockholders, subject to restrictions in its articles of incorporation, provided that no distribution may be made if, after giving it effect, (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

                     COMPARATIVE MARKET PRICES AND DIVIDENDS

     Regions Common Stock and First Community Common Stock are listed for quotation on the Nasdaq system. Regions Common Stock is quoted on the Nasdaq National Market under the symbol "RGBK" and First Community Common Stock is quoted on the Nasdaq Small Cap Market under the symbol "FCBS." The following table sets forth, for the indicated periods, the high and low closing sale prices for Regions Common Stock and the high and low closing bid and asked prices for First Community Common Stock as reported by Nasdaq, and the cash dividends declared per share of Regions Common Stock and First Community Common Stock for the indicated periods. The amounts indicated for Regions have been adjusted to reflect a 2-for-1 stock split effected by Regions on June 13, 1997, and the amounts indicated for First Community have been adjusted to reflect a 2-for-1 stock split effected by First Community on February 20, 1998.


                                                                                        FIRST COMMUNITY
                                                                                 PRICE RANGE
                                              REGIONS                            -----------
                                  PRICE RANGE        CASH DIVIDENDS           BID             ASKED       CASH DIVIDENDS
                                  -----------           DECLARED              ---             -----          DECLARED
                                     HIGH      LOW      PER SHARE        HIGH     LOW      HIGH    LOW       PER SHARE
                                     ----      ---      ---------        ----     ---      ----    ---       ---------
1996
First Quarter ................      $24.00    $20.38      $.175          $ 8.39   $ 8.39   $ 9.75  $ 9.75      $ --
Second Quarter ...............       24.19     21.13       .175            8.81     8.39    10.00    9.53       .13
Third Quarter.................       24.32     21.82       .175            8.81     8.69    10.13   10.00        --
Fourth Quarter................       26.88     24.38       .175           10.95     9.41    12.14   10.47        --

1997
First Quarter.................       30.94     25.69        .20           11.19     9.77    12.63   10.95        --
Second Quarter................       33.25     27.38        .20           11.19    10.72    12.50   12.14       .15
Third Quarter.................       39.13     32.06        .20           12.38    11.19    12.86   12.50        --
Fourth Quarter................       44.75     36.56        .20           15.13    14.50    17.50   15.75        --

1998
First Quarter.................       43.50     37.94        .23           24.63    20.88    25.25   22.00        --
Second Quarter................       45.25     38.66        .23           26.44    23.63    26.75   24.38       .15
Third Quarter (through
   July 24, 1998) ............



     On July 24, 1998, the last reported sale price of Regions Common Stock and the average of the last reported bid and asked prices of First Community Common Stock, as reported on NASDAQ, were $ _______ and $ _______, respectively. On February 12, 1998, the last business day prior to public announcement of the proposed Merger, the last reported sale price of Regions Common Stock and the average of the last reported bid and asked prices of First Community Common Stock, as reported on NASDAQ, were $ 38.44 and $ 23.88, respectively.


     The holders of Regions Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Regions has paid regular quarterly cash dividends since 1971. Although Regions currently intends to continue to pay quarterly cash dividends on the Regions Common Stock, there can be no assurance that Regions' dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors.

     Regions is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions. Regions' subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Certain Regulatory Considerations--Payment of Dividends."

     The holders of First Community Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. First Community has paid regular annual dividends since 1994. The declaration and payment of dividends depends upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors.

     First Community is a legal entity separate and distinct from the Bank and its revenues depend in significant part of the payment of dividends from the Bank. The Bank is subject to certain legal restrictions on the amount of dividends it is permitted to pay. See "Certain Regulatory Conditions--Payment of Dividends."


                           BUSINESS OF FIRST COMMUNITY

      First Community is a bank holding company organized under the laws of the state of Georgia with its principal executive office located in Peachtree City, Georgia. First Community operates principally through the Bank, which is a state-chartered commercial bank and which provides a range of consumer and commercial banking services through three offices in Fayette County, Georgia. At March 31, 1998, First Community had total consolidated assets of approximately $124.0 million, total consolidated deposits of approximately $110.7 million, and total consolidated stockholders' equity of approximately $11.2 million. First Community's principal executive office is located at 300 South Peachtree Parkway, Peachtree City, Georgia 30269 and its telephone number at such address is (770) 631-2265.

     Additional information with respect to First Community and the Bank is included in documents incorporated by reference in this Proxy Statement/Prospectus. Copies of such documents, including First Community's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997, as amended, and First Community's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998, accompany this Proxy Statement/Prospectus.


VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF FIRST COMMUNITY

     The following table sets forth certain information concerning the beneficial owners of more than 5.0% of First Community Common Stock, as of the Record Date.


                               NAME AND ADDRESS                  AMOUNT AND NATURE OF         PERCENT OF
TITLE OF CLASS                OF BENEFICIAL OWNER                BENEFICIAL OWNERSHIP          CLASS (1)
--------------                -------------------                --------------------         ----------
Common Stock                  Enrico A. Stanziale                     72,707(2)                 5.3%
                              P.O. Box 266
                              Sharpsburg, GA  30277

(1) The information shown above is based upon information furnished by the named persons. Information relating to beneficial ownership is based upon "beneficial ownership" concepts set forth in rules promulgated under the Exchange Act. Under such rules a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she has no beneficial interest. The shares of First Community Common Stock issuable upon exercise of outstanding options held by a person are assumed to be outstanding for the purpose of determining the percentage of shares beneficially owned by that person.

(2) Includes 4,411 shares subject to options exercisable within 60 days granted pursuant to First Community's 1994 Stock Option Plan.

                               BUSINESS OF REGIONS


GENERAL

     Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 500 banking offices located in Alabama, Florida, Georgia, Louisiana, South Carolina, and Tennessee as of March 31, 1998. At that date, Regions had total consolidated assets of approximately $25.6 billion, total consolidated deposits of approximately $20.3 billion and total consolidated stockholders' equity of approximately $2.1 billion. Regions has banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. In 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is
(205) 326-7100.

      Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

     Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. See "Available Information" and "Documents Incorporated by Reference."

ACQUISITION ACTIVITY


     Since December 31, 1997, and as of the date of this Proxy
Statement/Prospectus, Regions has completed the acquisitions of six financial institutions (the "Recently Completed Acquisitions") and has entered into definitive agreements to acquire eight financial institutions in addition to the Merger (the "Other Pending Acquisitions"). Certain aspects of the completed and other pending acquisitions are presented in the following table:

                                                                                  CONSIDERATION
                                                                                  -------------
                                                                   APPROXIMATE
                                                                -----------------                     ACCOUNTING
                      INSTITUTION                           ASSET SIZE(1)    VALUE(1)      TYPE        TREATMENT
                      -----------                           -------------    --------      ----        ---------
                                                                   (In millions)
Recently Completed Acquisitions:

Greenville Financial Corporation, located in                   $  134        $   34       Regions       Pooling
Greenville, South Carolina                                                                Common          of
                                                                                           Stock       Interests

PALFED, Inc., located in Aiken,                                   665           145       Regions       Pooling
South Carolina                                                                            Common          of
                                                                                           Stock       Interests

First United Bancorporation, located in Anderson, South           292            80       Regions       Pooling
Carolina                                                                                  Common          of
                                                                                           Stock       Interests

St. Mary Holding Corporation, located in Franklin,                113            31       Regions       Pooling
Louisiana                                                                                 Common          of
                                                                                           Stock       Interests

Key Florida Bancorp, Inc., located in Bradenton, Florida          212            39       Regions       Pooling
                                                                                          Common          of
                                                                                           Stock       Interests

First State Corporation, located in Albany, Georgia               540           161       Regions       Pooling
                                                                                          Common          of
                                                                                           Stock       Interests

Other Pending Acquisitions:

Etowah Bank, located in Canton, Georgia                           432           117       Regions       Pooling
                                                                                          Common          of
                                                                                           Stock       Interests

First Commercial Corporation, located in Little Rock,           6,887         2,587       Regions       Pooling
Arkansas                                                                                  Common          of
                                                                                           Stock       Interests

Jacobs Bank, located in Scottsboro, Alabama                       190            53       Regions       Pooling
                                                                                          Common          of
                                                                                           Stock       Interests

Village Bankshares, Inc., located in Tampa, Florida               199            55       Regions       Pooling
                                                                                          Common          of
                                                                                           Stock       Interests

VB&T Bancshares Corporation, located in Valdosta, Georgia          75            18       Regions       Pooling
                                                                                          Common          of
                                                                                           Stock       Interests

Meigs County Bancshares, Inc. located in Decatur, Tennessee       103            19       Regions       Pooling
                                                                                          Common          of
                                                                                           Stock        Interests

Bullsboro BancShares, Inc., located in Newnan, Georgia            108            35       Regions       Pooling
                                                                                          Common          of
                                                                                           Stock        Interests

St. James Bancorporation, Inc., located in Lutcher, Louisiana     152            43       Regions       Pooling
                                                                                          Common          of
                                                                                           Stock        Interests


---------------

(1) Calculated as of the date of consummation in the case of the completed acquisitions and as of the date of announcement of the transaction in the case of pending acquisitions.

     Consummation of the Other Pending Acquisitions is subject to the approval of certain regulatory agencies, approval of the stockholders of the institutions to be acquired, and, in the case of the First Commercial Acquisition, approval of the stockholders of Regions. Moreover, the closing of each transaction is subject to various contractual conditions precedent. No assurance can be given that the conditions precedent to consummating the transactions will be satisfied in a manner that will result in their consummation.

     If the Other Pending Acquisitions and the Merger had been consummated on March 31, 1998, as of that date Regions' total consolidated assets would have been increased by approximately $8.5 billion to approximately $34.1 billion; its total consolidated deposits would have increased by approximately $7.3 billion to approximately $27.6 billion; and its total consolidated stockholders' equity would have increased by approximately $666 million to approximately $2.8 billion.

     For additional information concerning the First Commercial Acquisition, see "Recent Developments--First Commercial Corporation Acquisition."

                        CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions and First Community. Additional information is available in Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1997. See "Documents Incorporated by Reference."

GENERAL

     Regions and First Community are both bank holding companies registered with the Federal Reserve under the BHC Act. As such, Regions and its nonbank subsidiaries and First Community are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company.

     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served.

     The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), permits any bank holding company located in Alabama to acquire a bank located in any other state, and any bank holding company located outside Alabama to acquire any Alabama-based bank, regardless of state law to the contrary, subject to certain deposit-percentage, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states, unless a state "opted out" and prohibited interstate branching altogether. None of the states in which the banking subsidiaries of Regions or First Community are located has "opted out." Accordingly, Regions has the ability to and intends to consolidate all of its bank subsidiaries into a single bank with interstate branches, and has commenced a consolidation program to that end.

     The BHC Act generally prohibits Regions and First Community from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

     Each of the subsidiary depository institutions of Regions and First Community is a member of the Federal Deposit Insurance Corporation (the "FDIC") and, as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

      The regulatory agencies having supervisory jurisdiction over the respective subsidiary institutions of Regions and First Community (the FDIC and the applicable state authority in the case of state-chartered nonmember banks and the OTS in the case of federally chartered thrift institutions) regularly examine the operations of such institutions and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

     Regions and First Community are legal entities separate and distinct from their banking, thrift, and other subsidiaries. The principal sources of cash flow of both Regions and First Community, including cash flow to pay dividends to their respective stockholders, are dividends from their subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to Regions and First Community, as well as by Regions and First Community to their stockholders.

     As to the payment of dividends, the Bank and all of Regions' state-chartered banking subsidiaries are subject to the respective laws and regulations of the state in which the bank is located, and to the regulations of the bank's primary federal regulator. Regions' thrift subsidiary is subject to the OTS' capital distributions regulation.

     If, in the opinion of the federal banking regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under current federal law, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "--Prompt Corrective Action." Moreover, the federal agencies have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

     At March 31, 1998, under dividend restrictions imposed under federal and state laws, the subsidiary depository institutions of Regions and First Community, without obtaining governmental approvals, could declare aggregate dividends to Regions and First Community of approximately $172 million and $581,000 respectively.

     The payment of dividends by Regions and First Community and their subsidiary depository institutions may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

      Regions, First Community, and their respective subsidiary depository institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Regions and First Community and the appropriate federal banking regulator in the case of each of their subsidiary depository institutions. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal
Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The minimum guideline for the ratio (the "Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At March 31, 1998, Regions' consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 12.98% and 10.63%, respectively, and First Community's consolidated Total Capital and Tier 1 Capital Ratios were 12.2% and 11.0%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain an additional cushion of 100 to 200 basis points above the stated minimums. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities. Regions' and First Community's respective Leverage Ratios at March 31, 1998 were 7.62% and 8.7%.

     Each of Regions' and First Community's subsidiary depository institutions is subject to risk-based and leverage capital requirements adopted by its federal banking regulator, which are substantially similar to those adopted by the Federal Reserve. Each of the subsidiary depository institutions was in compliance with applicable minimum capital requirements as of March 31, 1998. Neither Regions, First Community, nor any of their subsidiary depository institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank or thrift institution to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and to certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "--Prompt Corrective Action."

     The Federal Reserve, the OCC, and the FDIC also have recently adopted final regulations requiring regulators to consider interest rate risk (the risk created when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. The bank regulatory agencies' methodology for evaluating interest rate risk requires banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

The OTS also includes an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

PROMPT CORRECTIVE ACTION

     Current federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators have established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, current federal law requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized.

     Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital Ratio of 10% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be "well capitalized." An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized," and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of the law.

     At March 31, 1998, all of the subsidiary depository institutions of Regions and First Community had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS

     The FDIC currently uses risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

     In 1996, the FDIC imposed a special one-time assessment of approximately
65.7 basis points (0.657%) on a depository institution's assessable deposits insured by the Savings Association Insurance Fund ("SAIF") held as of March 31, 1995 (or approximately 52.6 basis points on SAIF deposits acquired by banks in certain qualifying transactions), and adopted revisions to the assessment rate schedules that would generally eliminate the disparity between assessment rates applicable to the deposits insured by the Bank Insurance Fund ("BIF") and the SAIF. Regions anticipates that the net effect of the decrease in the premium assessment rate on SAIF deposits will result in a reduction in its total deposit insurance premium assessments through 1999 as compared to years prior to 1997, assuming no further changes in announced premium assessment rates. Regions and First Community each recorded a charge against earnings for the special assessment in 1996 in the pre-tax amounts of approximately $21.0 million and $167,000, respectively.

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.



                       DESCRIPTION OF REGIONS COMMON STOCK

     Regions is authorized to issue 240,000,000 shares of Regions Common Stock, of which 149,797,609 shares were issued at March 31, 1998, none of which were held as treasury shares, and 5,000,000 shares of preferred stock, none of which are outstanding. No other class of stock is authorized. At Regions' annual meeting of stockholders scheduled for July 29, 1998, Regions' stockholders will vote on a proposal to approve an increase in the number of authorized shares of Regions Common Stock from 240,000,000 shares to 500,000,000 shares.

     Holders of Regions Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The ability of Regions to pay dividends is affected by the ability of its subsidiary institutions to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At March 31, 1998, under such requirements and guidelines, Regions' subsidiary institutions had $172 million of undivided profits legally available for the payment of dividends. See "Certain Regulatory Considerations--Payment of Dividends."

     For a further description of Regions Common Stock, see "Effect of the Merger on Rights of Stockholders."

                              STOCKHOLDER PROPOSALS

     Regions expects to hold its next annual meeting of stockholders after the Merger during May 1999. Under SEC rules, proposals of Regions stockholders intended to be presented at that meeting must be received by Regions at its principal executive offices within a reasonable time prior to mailing of Regions' 1999 annual meeting proxy statement, for consideration by Regions for possible inclusion in such proxy statement.



                                     EXPERTS

     The consolidated financial statements of Regions at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, incorporated by reference in this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon which is included in the Annual Report to Stockholders which is incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1997. The financial statements audited by Ernst & Young LLP have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

     The consolidated financial statements of First Community, incorporated by reference in this Registration Statement, have been audited by Bricker & Melton, P.A., independent auditors, for the periods indicated in their report thereon which is included in the Annual Report of First Community on Form 10-KSB for the year ended December 31, 1997, as amended. The financial statements audited by Bricker & Melton, P.A. have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.



                                    OPINIONS


     The legality of the shares of Regions Common Stock to be issued in the Merger will be passed upon by Lange, Simpson, Robinson & Somerville LLP, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville LLP, is a member of the Board of Directors of Regions. As of July 24, 1998, attorneys in the law firm of Lange, Simpson, Robinson & Somerville LLP owned an aggregate of 238,386 shares of Regions Common Stock.


     Certain tax consequences of the transaction have been passed upon by Alston & Bird LLP, Atlanta, Georgia.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                     FIRST COMMUNITY BANKING SERVICES, INC.

                                      AND

                         REGIONS FINANCIAL CORPORATION

                         DATED AS OF FEBRUARY 10, 1998

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
  Parties.....................................................
  Preamble....................................................
  ARTICLE ONE -- TRANSACTIONS AND TERMS OF MERGER.............
   1.1   Merger...............................................
   1.2   Time and Place of Closing............................
   1.3   Effective Time.......................................
  ARTICLE TWO -- TERMS OF MERGER..............................
   2.1   Certificate of Incorporation.........................
   2.2   Bylaws...............................................
   2.3   Directors and Officers...............................
  ARTICLE THREE -- MANNER OF CONVERTING SHARES................
   3.1   Conversion of Shares.................................
   3.2   Anti-Dilution Provisions.............................
   3.3   Shares Held by FCBS or Regions.......................
   3.4   Fractional Shares....................................
   3.5   Conversion of Stock Options; Restricted Stock........
  ARTICLE FOUR -- EXCHANGE OF SHARES..........................
   4.1   Exchange Procedures..................................
   4.2   Rights of Former FCBS Stockholders...................
  ARTICLE FIVE -- REPRESENTATIONS AND WARRANTIES OF FCBS......
   5.1   Organization, Standing, and Power....................
   5.2   Authority; No Breach By Agreement....................
   5.3   Capital Stock........................................
   5.4   FCBS Subsidiaries....................................
   5.5   SEC Filings; Financial Statements....................
   5.6   Absence of Undisclosed Liabilities...................
   5.7   Absence of Certain Changes or Events.................
   5.8   Tax Matters..........................................
   5.9   Assets...............................................
   5.10  Environmental Matters................................
   5.11  Compliance With Laws.................................
   5.12  Labor Relations......................................
   5.13  Employee Benefit Plans...............................
   5.14  Material Contracts...................................
   5.15  Legal Proceedings....................................
   5.16  Statements True and Correct..........................
   5.17  Accounting, Tax, and Regulatory Matters..............
   5.18  State Takeover Laws..................................
   5.19  Articles of Incorporation Provisions.................
   5.20  Support Agreements...................................
   5.21  Derivatives Contracts................................
   5.22  Year 2000............................................

                                                                PAGE
                                                                ----
  ARTICLE SIX -- REPRESENTATIONS AND WARRANTIES OF REGIONS....
   6.1   Organization, Standing, and Power....................
   6.2   Authority; No Breach By Agreement....................
   6.3   Capital Stock........................................
   6.4   SEC Filings; Financial Statements....................
   6.5   Absence of Undisclosed Liabilities...................
   6.6   Absence of Certain Changes or Events.................
   6.7   Compliance With Laws.................................
   6.8   Legal Proceedings....................................
   6.9   Statements True and Correct..........................
   6.10  Accounting, Tax, and Regulatory Matters..............
  ARTICLE SEVEN -- CONDUCT OF BUSINESS PENDING CONSUMMATION...
   7.1   Covenants of Both Parties............................
   7.2   Covenants of FCBS....................................
   7.3   Covenants of Regions.................................
   7.4   Adverse Changes in Condition.........................
   7.5   Reports..............................................
  ARTICLE EIGHT -- ADDITIONAL AGREEMENTS......................
   8.1   Registration Statement; Proxy Statement; Stockholder
    Approval..................................................
   8.2   Nasdaq NMS Listing...................................
   8.3   Applications.........................................
   8.4   Agreement as to Efforts to Consummate................
   8.5   Investigation and Confidentiality....................
   8.6   Press Releases.......................................
   8.7   Certain Actions......................................
   8.8   Tax Matters..........................................
   8.9   Agreement of Affiliates..............................
   8.10  Employee Benefits and Contracts......................
   8.11  Indemnification......................................
   8.12  State Takeover Laws..................................
   8.13  Articles of Incorporation Provisions.................
  ARTICLE NINE -- CONDITIONS PRECEDENT TO OBLIGATIONS TO
    CONSUMMATE................................................
   9.1   Conditions to Obligations of Each Party..............
   9.2   Conditions to Obligations of Regions.................
   9.3   Conditions to Obligations of FCBS....................
  ARTICLE TEN -- TERMINATION..................................
  10.1   Termination..........................................
  10.2   Effect of Termination................................
  10.3   Non-Survival of Representations and Covenants........

                                                                PAGE
                                                                ----
  ARTICLE ELEVEN -- MISCELLANEOUS.............................
  11.1   Definitions..........................................
  11.2   Expenses.............................................
  11.3   Brokers and Finders..................................
  11.4   Entire Agreement.....................................
  11.5   Amendments...........................................
  11.6   Waivers..............................................
  11.7   Assignment...........................................
  11.8   Notices..............................................
  11.9   Governing Law........................................
  11.10  Counterparts.........................................
  11.11  Captions.............................................
  11.12  Severability.........................................
  Signatures..................................................

                                LIST OF EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------

 1.        --  Form of Termination Agreement.

 2.        --  Form of Support Agreement.

 3.        --  Form of agreement of affiliates of FCBS.

 4.        --  Form of Claims Letter.

 5.        --  Form of Opinion Letter of FCBS Counsel.

 6.        --  Form of Opinion Letter of Regions Counsel.

     [Exhibits are omitted]

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of February 10, 1998, by and between FIRST COMMUNITY BANKING SERVICES, INC. ("FCBS"), a corporation organized and existing under the laws of the State of Georgia, with its principal office located in Peachtree City, Georgia, and REGIONS FINANCIAL CORPORATION ("Regions"), a corporation organized and existing under the laws of the State of Delaware, with its principal office located in Birmingham, Alabama.

                                    PREAMBLE

     The Boards of Directors of FCBS and Regions are of the opinion that the transactions described herein are in the best interests of the parties and their respective stockholders. This Agreement provides for the acquisition of FCBS by Regions pursuant to the merger of FCBS into and with Regions. At the effective time of such merger, each of the issued and outstanding shares of common stock of FCBS shall be converted into and exchanged for shares of the common stock of Regions (except as provided herein). As a result, stockholders of FCBS shall become stockholders of Regions and each of the subsidiaries of FCBS shall continue to conduct its business and operations as a wholly-owned subsidiary of Regions. The transactions described in this Agreement are subject to the approvals of the stockholders of FCBS, the Board of Governors of the Federal Reserve System, and the appropriate state regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the merger (i) for federal income tax purposes shall qualify as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code and (ii) for accounting purposes shall be accounted for as a "pooling of interests."

     As a condition and inducement to Regions' willingness to consummate the transactions contemplated by this Agreement, prior to the execution of this Agreement, (i) FCBS and Regions are entering into a termination fee agreement (the "Termination Fee Agreement"), in substantially the form of Exhibit 1 to this Agreement and (ii) each of FCBS' directors is executing and delivering to Regions an agreement (a "Support Agreement"), in substantially the form of
Exhibit 2 to this Agreement.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

                                  ARTICLE ONE

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, FCBS shall be merged into and with Regions in accordance with the provisions of Sections 14-2-1103 and 14-2-1107 of the GBCC and with the effect provided in Section 14-2-1106 of the GBCC and of Section 258 of the DGCL and with the effect provided in Section 259 of the DGCL (the "Merger"). Regions shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the Boards of Directors of FCBS and Regions.

     1.2 Time and Place of Closing. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at the offices of Regions, or such other place as may be mutually agreed upon by the Parties.

     1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Georgia Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Georgia and the Delaware Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last day of the month in which occurs the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the stockholders of FCBS approve this Agreement to the extent such approval is required by applicable Law.

                                  ARTICLE TWO

                                TERMS OF MERGER

     2.1 Certificate of Incorporation. The Certificate of Incorporation of Regions in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.2 Bylaws. The Bylaws of Regions in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.3 Directors and Officers. The directors of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                 ARTICLE THREE

                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of Regions Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of FCBS Common Stock (excluding shares held by FCBS or any of its Subsidiaries or by Regions or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall be converted into 1.25 shares of Regions Common Stock, subject to adjustment as provided in Section 10.1(g) of this Agreement (the "Exchange Ratio").

     3.2 Anti-Dilution Provisions. In the event FCBS changes the number of shares of FCBS Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock, the Exchange Ratio shall be proportionately adjusted. In the event Regions changes the number of shares of Regions Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 Shares Held by FCBS or Regions. Each of the shares of FCBS Common Stock held by any FCBS Company or by any Regions Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of FCBS Common Stock exchanged pursuant to the Merger, or of options to purchase shares of FCBS Common Stock, who would otherwise have been entitled to receive a fraction of a share of Regions Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Regions Common Stock multiplied by the market value of one share of Regions Common Stock at the Effective Time, in the case of shares exchanged pursuant to the Merger, or the date of exercise, in the case of options. The market value of one share of Regions Common Stock at the Effective Time or the date of exercise, as the case may be, shall be the last sale price of such common stock on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) on the last trading day preceding the Effective Time, in the case of shares exchanged pursuant to the Merger, and the date of exercise, in the case of options. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.

     3.5 Conversion of Stock Options; Restricted Stock. (a) At the Effective Time, all rights with respect to FCBS Common Stock pursuant to stock options or stock appreciation rights ("FCBS Options") granted by FCBS under the FCBS Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Regions Common Stock, and Regions shall assume each FCBS Option, in accordance with the terms of the FCBS Stock Plan and stock option agreement by which it is evidenced. From and after the Effective Time, (i) each FCBS Option assumed by Regions may be exercised solely for shares of Regions Common Stock (or cash in the case of stock appreciation rights), (ii) the number of shares of Regions Common Stock subject to such FCBS Option shall be equal to the number of shares of FCBS Common Stock subject to such FCBS Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iii) the per share exercise price under each such FCBS Option shall be adjusted by dividing the per share exercise price under each such FCBS Option by the Exchange Ratio and rounding down to the nearest cent. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Internal Revenue Code as to any stock option which is an "incentive stock option." FCBS agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.5.

     (b) All restrictions or limitations on transfer with respect to FCBS Common Stock awarded under the FCBS Stock Plans or any other plan, program, or arrangement of any FCBS Company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, shall remain in full force and effect with respect to shares of Regions Common Stock into which such restricted stock is converted pursuant to Section 3.1 of this Agreement.

                                  ARTICLE FOUR

                               EXCHANGE OF SHARES

     4.1 Exchange Procedures. Promptly after the Effective Time, Regions shall cause the exchange agent selected by Regions (the "Exchange Agent") to mail to the former stockholders of FCBS appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of FCBS Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of FCBS Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of shares of FCBS Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of Regions Common Stock to which such holder may be otherwise entitled (without interest). Regions shall not be obligated to deliver the consideration to which any former holder of FCBS Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of FCBS Common Stock for exchange as provided in this
Section 4.1. The certificate or certificates of FCBS Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither Regions, FCBS, nor the Exchange Agent shall be liable to a holder of FCBS Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 Rights of Former FCBS Stockholders. At the Effective Time, the stock transfer books of FCBS shall be closed as to holders of FCBS Common Stock immediately prior to the Effective Time, and no transfer of FCBS Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of FCBS Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor, subject, however to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by FCBS in respect of such shares of FCBS Common Stock and in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former stockholders of record of FCBS shall be entitled to vote after the Effective Time at any meeting of Regions stockholders the number of whole shares of Regions Common Stock into which their respective shares of FCBS Common Stock are converted, regardless of whether such holders have exchanged their certificates representing FCBS Common Stock for certificates representing Regions Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Regions on the Regions Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Regions Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Regions Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of FCBS Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such FCBS Common Stock certificate, both the Regions Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                  ARTICLE FIVE

                     REPRESENTATIONS AND WARRANTIES OF FCBS

     Except as disclosed in the FCBS Disclosure Memorandum (with each such disclosure specifically referencing each Section of the Agreement under which such disclosure is being made), FCBS hereby represents and warrants to Regions as follows:

     5.1 Organization, Standing, and Power. FCBS is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. FCBS is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS.

     5.2 Authority; No Breach by Agreement. (a) FCBS has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of FCBS Common Stock. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been or will be duly and validly authorized by all necessary corporate action in respect thereof on the part of FCBS, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of FCBS Common Stock.

Subject to such requisite approval, this Agreement (which, for purposes of this sentence, shall not include the Termination Fee Agreement) represents a legal, valid, and binding obligation of FCBS, enforceable against FCBS in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement (which, for purposes of clause (iii) of this sentence, shall not include the Termination Fee Agreement) by FCBS, nor the consummation by FCBS of the transactions contemplated hereby, nor compliance by FCBS with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of FCBS' Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any FCBS Company under, any Contract or Permit of any FCBS Company, or
(iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any FCBS Company or any of their respective Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by FCBS of the Merger and the other transactions contemplated in this Agreement.

     5.3 Capital Stock.  (a) The authorized capital stock of FCBS consists of
(i) 5,000,000 shares of FCBS Common Stock, of which 684,506 shares are issued and outstanding as of the date of this Agreement and not more than 792,047 shares will be issued and outstanding at the Effective Time and (ii) 5,000,000 shares of FCBS Preferred Stock, of which no shares are issued and outstanding as of the date of this Agreement and no shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of FCBS Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of FCBS Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of FCBS. FCBS has reserved 110,250 shares of FCBS Common Stock for issuance under the FCBS Stock Plans, pursuant to which options to purchase not more than 107,541 shares of FCBS Common Stock are outstanding.

     (b) Except as set forth in Section 5.3(a) of this Agreement, there are no shares of capital stock or other equity securities of FCBS outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of FCBS or contracts, commitments, understandings, or arrangements by which FCBS is or may be bound to issue additional shares of FCBS capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock.

     5.4 FCBS Subsidiaries. FCBS has disclosed in Section 5.4 of the FCBS Disclosure Memorandum all of the FCBS Subsidiaries as of the date of this Agreement. Except as disclosed, FCBS or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each FCBS Subsidiary. No equity securities of any FCBS Subsidiary are or may become required to be issued (other than to a FCBS Company) by reason of any options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any such Subsidiary, and there are no Contracts by which any FCBS Subsidiary is bound to issue (other than to a FCBS Company) additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock or by which any FCBS Company is or may be bound to transfer any shares of the capital stock of any FCBS Subsidiary (other than to a FCBS Company). There are no Contracts relating to the rights of any FCBS Company to vote or to dispose of any shares of the capital stock of any FCBS Subsidiary. All of the shares of capital stock of each FCBS Subsidiary held by a FCBS Company are duly authorized, validly issued, and fully paid and nonassessable (except pursuant to 12 U.S.C. Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the FCBS Company free and clear of any Lien. Each FCBS Subsidiary is a corporation, and is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each FCBS Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS. Each FCBS Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund, as appropriate.

     5.5 SEC Filings; Financial Statements. (a) FCBS has filed and made available to Regions all forms, reports, and documents required to be filed by FCBS with the SEC since December 31, 1993 (collectively, the "FCBS SEC Reports"). The FCBS SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such FCBS SEC Reports or necessary in order to make the statements in such FCBS SEC Reports, in light of the circumstances under which they were made, not misleading. Except for FCBS Subsidiaries that are registered as a broker, dealer, or investment advisor, none of FCBS' Subsidiaries is required to file any forms, reports, or other documents with the SEC.

     (b) Each of the FCBS Financial Statements (including, in each case, any related notes) contained in the FCBS SEC Reports, including any FCBS SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements, or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of FCBS and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

     5.6 Absence of Undisclosed Liabilities. No FCBS Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS, except Liabilities which are accrued or reserved against in the consolidated balance sheets of FCBS as of September 30, 1997 included in the FCBS Financial Statements or reflected in the notes thereto. No FCBS Company has incurred or paid any Liability since September 30, 1997, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS.

     5.7 Absence of Certain Changes or Events. Since September 30, 1997, except as disclosed in the FCBS Financial Statements or the FCBS Disclosure Memorandum,
(i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS, and (ii) the FCBS Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of FCBS provided in Article Seven of this Agreement.

     5.8 Tax Matters. (a) All Tax returns required to be filed by or on behalf of any of the FCBS Companies have been timely filed, or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1996 and on or before the date of the most recent fiscal year end immediately preceding the Effective Time to the Knowledge of FCBS, and all returns filed are complete and accurate to the Knowledge of FCBS. All Taxes shown on filed returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on FCBS, except to the extent reserved against in the FCBS Financial Statements dated prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

     (b) None of the FCBS Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable Taxing authorities) that is currently in effect.

     (c) Adequate provision for any Taxes due or to become due for any of the FCBS Companies for the period or periods through and including the date of the respective FCBS Financial Statements has been made and is reflected on such FCBS Financial Statements.

     (d) Deferred Taxes of the FCBS Companies have been adequately provided for in the FCBS Financial Statements.

     (e) Each of the FCBS Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS.

     (f) None of the FCBS Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

     (g) There are no Liens with respect to Taxes upon any of the assets of the FCBS Companies.

     (h) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the FCBS Companies that occurred during or after any Taxable Period in which the FCBS Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1994.

     (i) No FCBS Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

     (j) All material elections with respect to Taxes affecting the FCBS Companies as of the date of this Agreement have been or will be timely made as set forth in Section 5.8 of the FCBS Disclosure Memorandum. After the date hereof, no election with respect to Taxes will be made without the prior written consent of Regions, which consent will not be unreasonably withheld.

     (k) No FCBS Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     5.9 Assets. Except as disclosed or reserved against in the FCBS Financial Statements, the FCBS Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets that are material to the business of the FCBS Companies. All material tangible properties used in the businesses of the FCBS Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with FCBS' past practices. All Assets which are material to the business of the FCBS Companies, which are held under leases or subleases by any of the FCBS Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitableremedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

     5.10 Environmental Matters. (a) To the Knowledge of FCBS, each FCBS Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS.

     (b) There is no Litigation pending or, to the Knowledge of FCBS, threatened before any court, governmental agency, or authority, or other forum in which any FCBS Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any FCBS Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS.

     (c) There is no Litigation pending or, to the Knowledge of FCBS, threatened before any court, governmental agency, or board, or other forum in which any of its Loan Properties (or FCBS in respect of such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS.

     (d) To the Knowledge of FCBS, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS.

     (e) To the Knowledge of FCBS, during the period of (i) any FCBS Company's ownership or operation of any of their respective current properties, (ii) any FCBS Company's participation in the management of any Participation Facility, or, (iii) any FCBS Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous Material or oil in, on, under, or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS. Prior to the period of (i) any FCBS Company's ownership or operation of any of their respective current properties, (ii) any FCBS Company's participation in the management of any Participation Facility, or (iii) any FCBS Company's holding of a security interest in a Loan Property, to the Knowledge of FCBS, there were no releases of Hazardous Material or oil in, on, under, or affecting any such property, Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS.

     5.11 Compliance With Laws. Each FCBS Company has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS. None of the FCBS Companies:

          (a) Is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS; and

          (b) Has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any FCBS Company is not in compliance with any of the material Laws or material Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS, (ii) threatening to revoke any material Permits the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS, or (iii) requiring any FCBS Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its management, or the payment of dividends.

     5.12 Labor Relations. No FCBS Company is the subject of any Litigation asserting that it or any other FCBS Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other FCBS Company to bargain with any labor organization as to wages or conditions of employment, nor is any FCBS Company a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving any FCBS Company, pending or threatened, or to its Knowledge, is there any activity involving any FCBS Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     5.13 Employee Benefit Plans. (a) FCBS has disclosed in Section 5.13 of the FCBS Disclosure Memorandum, and has delivered or made available to Regions prior to the execution of this Agreement correct and complete copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, "employee benefit plans" as that term is defined in Section 3(3) of ERISA maintained by, sponsored in whole or in part by, or contributed to by any FCBS Company for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "FCBS Benefit Plans"). Any of the FCBS Benefit Plans which is an "employee welfare benefit plan," as that term is defined in Section 3(l) of ERISA, or an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "FCBS ERISA Plan." Any FCBS ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code or Section 3(35) of ERISA) is referred to herein as a "FCBS Pension Plan." On or after September 26, 1980, neither FCBS nor any FCBS Company has had an "obligation to contribute" (as defined in ERISA Section 4212) to a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)). The only "employee pension benefit plan," as defined in Section 3(2) of ERISA, ever maintained by any FCBS Company that was intended to qualify under Section 401(a) of the Internal Revenue Code, is the Fayette County Bank 401(k) Savings Plan.

     (b) FCBS has delivered or made available to Regions prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such FCBS Benefit Plans (including insurance contracts), and all amendments thereto, (ii) with respect to any such FCBS Benefit Plans or amendments, all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1974, (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any FCBS Benefit Plan with respect to the most recent three plan years, and (iv) the most recent summary plan descriptions and any material modifications thereto.

     (c) All FCBS Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS. Each FCBS ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and FCBS is not aware of any circumstances which will or could result in revocation of any such favorable determination letter. Each trust created under any FCBS ERISA Plan has been determined to be exempt from Tax under Section 501(a) of the Internal

Revenue Code and FCBS is not aware of any circumstance which will or could result in revocation of such exemption. With respect to each FCBS Benefit Plan, to the Knowledge of FCBS, no event has occurred which will or could give rise to a loss of any intended Tax consequences under the Internal Revenue Code or to any Tax under Section 511 of the Internal Revenue Code. There is no material pending or threatened Litigation relating to any FCBS ERISA Plan. No FCBS Company has engaged in a transaction with respect to any FCBS Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any FCBS Company to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS.

     (d) Except as disclosed in Section 5.13 of the FCBS Disclosure Memorandum, no FCBS Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any FCBS Pension Plan, (ii) no change in the actuarial assumptions with respect to any FCBS Pension Plan, and (iii) no increase in benefits under any FCBS Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS or materially adversely affect the funding status of any such plan. Neither any FCBS Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any FCBS Company, or the single-employer plan of any entity which is considered one employer with FCBS under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of
Section 412 of the Internal Revenue Code or Section 302 of ERISA. No FCBS Company has provided, or is required to provide, security to a FCBS Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

     (e) No liability under Title IV of ERISA has been or is expected to be incurred by any FCBS Company with respect to any defined benefit plan currently or formerly maintained by any of them or by any ERISA Affiliate).

     (f) No FCBS Company has any obligations for retiree health and retiree life benefits under any of the FCBS Benefit Plans.

     (g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any FCBS Company from any FCBS Company under any FCBS Benefit Plan or otherwise,
(ii) increase any benefits otherwise payable under any FCBS Benefit Plan, or
(iii) result in any acceleration of the time of payment or vesting of any such benefit.

     (h) No oral or written representation or communication with respect to any aspect of the FCBS Benefit Plans has been made to employees of any of the FCBS Companies prior to the date hereof which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. All FCBS Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the FCBS Benefit Plans are correct and complete and there have been no changes in the information set forth therein.

     5.14 Material Contracts. None of the FCBS Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any FCBS Company or the guarantee by any FCBS Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by FCBS with the SEC as of the date of this Agreement that has not been filed as an exhibit to FCBS' Form 10-K filed for the fiscal year ended December 31, 1996, or in another SEC Document and identified to Regions (together with all Contracts referred to in Sections 5.9 and 5.13(a) of this Agreement, the "FCBS Contracts"). With respect to each FCBS Contract: (i) the Contract is in full force and effect; (ii) no FCBS Company is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS; (iii) no FCBS Company has repudiated or waived any Material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of FCBS, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS, or has repudiated or waived any Material provision thereunder. Except for Federal Home Loan Bank advances, all of the indebtedness of any FCBS Company for money borrowed is prepayable at any time by such FCBS Company without penalty or premium.

     5.15 Legal Proceedings. Except to the extent specifically reserved against in the FCBS Financial Statements dated prior to the date of this Agreement, there is no Litigation instituted or pending, or, to the Knowledge of FCBS, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any FCBS Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any FCBS Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCBS.

     5.16 Statements True and Correct. No statement, certificate, instrument, or other writing furnished or to be furnished by any FCBS Company or any Affiliate thereof to Regions pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any FCBS Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Regions with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or contain any untrue statement of a material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any FCBS Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to FCBS' stockholders in connection with the Stockholders' Meeting, and any other documents to be filed by a FCBS Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of FCBS, be false or misleading with respect to any material fact, or contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated thereunder or necessary to correct any material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any FCBS Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     5.17 Accounting, Tax, and Regulatory Matters. No FCBS Company or any Affiliate thereof has taken any action, or agreed to take any action, or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or treatment as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement. To the Knowledge of FCBS, there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the second sentence of such Section 9.1(b).

     5.18 State Takeover Laws. Each FCBS Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable "moratorium," "control share," "fair price," "business combination," or other anti-takeover laws and regulations of the State of Georgia (collectively, "Takeover Laws"), including Sections 14-2-1111 and 14-2-1132 of the GBCC.

     5.19 Articles of Incorporation Provisions. Each FCBS Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person (other than a Regions Company) under the Articles of Incorporation, Bylaws, or other governing instruments of any FCBS Company or restrict or impair the ability of Regions to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any FCBS Company that may be acquired or controlled by it.

     5.20 Support Agreements. Each of the directors of FCBS has executed and delivered to Regions an agreement in substantially the form of Exhibit 2 to this Agreement.

     5.21 Derivatives Contracts. Neither FCBS nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheet which is a financial derivative contract (including various combinations thereof).

     5.22 Year 2000. Except as disclosed in Section 5.22 of the FCBS Disclosure Memorandum, FCBS represents and warrants that all computer software and hardware necessary for the conduct of its business (the "Software") is designed to be used prior to, during, and after the calendar year 2000 A.D., and that the Software will operate during each such time period without error relating to the year 2000, specifically including any error relating to, or the product of, date data which represents or references different centuries or more than one century. FCBS further represents and warrants that the Software accepts, calculates, sorts, extracts and otherwise processes date inputs and date values, and returns and displays date values, in a consistent manner regardless of the dates used, whether before, on, or after January 1, 2000.

                                  ARTICLE SIX

                   REPRESENTATIONS AND WARRANTIES OF REGIONS

     Regions hereby represents and warrants to FCBS as follows:

     6.1 Organization, Standing, and Power. Regions is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Regions is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.2 Authority; No Breach by Agreement. (a) Regions has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Regions. This Agreement (which, for purposes of this sentence, shall not include the Termination Fee Agreement) represents a legal, valid, and binding obligation of Regions, enforceable against Regions in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement (which, for purposes of clause (iii) of this sentence, shall not include the Termination Fee Agreement) by Regions, nor the consummation by Regions of the transactions contemplated hereby, nor compliance by Regions with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Regions' Certificate of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Regions Company under, any Contract or Permit of any Regions Company, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Regions Company or any of their respective Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans and other than Consents, filings, or notifications which, if not obtained or made, is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Regions of the Merger and the other transactions contemplated in this Agreement.

     6.3 Capital Stock. The authorized capital stock of Regions consists, as of the date of this Agreement, of 240,000,000 shares of Regions Common Stock, of which 136,320,461 shares were issued and outstanding as of September 30, 1997. All of the issued and outstanding shares of Regions Common Stock are, and all of the shares of Regions Common Stock to be issued in exchange for shares of FCBS Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the outstanding shares of Regions Common Stock has been, and none of the shares of Regions Common Stock to be issued in exchange for shares of FCBS Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of Regions.

     6.4 SEC Filings; Financial Statements. (a) Regions has filed all forms, reports, and documents required to be filed by Regions with the SEC since December 31, 1993, other than registration statements on Forms S-4 and S-8 (collectively, the "Regions SEC Reports"). The Regions SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Regions SEC Reports or necessary in order to make the statements in such Regions SEC Reports, in light of the circumstances under which they were made, not misleading.

     (b) Each of the Regions Financial Statements (including, in each case, any related notes) contained in the Regions SEC Reports, including any Regions SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of Regions and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

     6.5 Absence of Undisclosed Liabilities. No Regions Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Regions as of September 30, 1997 included in the Regions Financial Statements or reflected in the notes thereto. No Regions Company has incurred or paid any Liability since September 30, 1997, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.6 Absence of Certain Changes or Events. Since September 30, 1997, except as disclosed in the Regions Financial Statements filed with the SEC after such date and prior to the date of this Agreement, there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.7 Compliance With Laws. Regions is duly registered as a bank holding company under the BHC Act. Each Regions Company has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. None of the Regions
Companies:

          (a) Is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions; and

          (b) Has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Regions Company is not in compliance with any of the material Laws or material Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, (ii) threatening to revoke any Permits, the revocation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or
     (iii) requiring any Regions Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its management, or the payment of dividends.

     6.8 Legal Proceedings. Except to the extent specifically reserved against in the Regions Financial Statements dated prior to the date of this Agreement, there is no Litigation instituted or pending, or, to the Knowledge of Regions, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Regions Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Regions Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.9 Statements True and Correct. No statement, certificate, instrument, or other writing furnished or to be furnished by any Regions Company or any Affiliate thereof to FCBS pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Regions with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or contain any untrue statement of a material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to FCBS' stockholders in connection with the Stockholders' Meeting, and any other documents to be filed by any Regions Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of FCBS, be false or misleading with respect to any material fact, or contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated thereunder or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Regions Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     6.10 Accounting, Tax, and Regulatory Matters. No Regions Company or any Affiliate thereof has taken any action, or agreed to take any action, or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting or treatment as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement. To the Knowledge of Regions, there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the second sentence of such
Section 9.1(b).

                                 ARTICLE SEVEN

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Covenants of Both Parties. Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to (i) operate its business only in the usual, regular, and ordinary course,
(ii) preserve intact its business organizations and Assets and maintain its rights and franchises, and (iii) take no action which would materially adversely affect the ability of any Party to (a) obtain any Consents required for the transactions contemplated hereby, or (b) perform its covenants and agreements under this Agreement in all material respects and to consummate the Merger; provided, that the foregoing shall not prevent any Regions Company from discontinuing or disposing of any of its Assets or business, or from acquiring or agreeing to acquire any other Person or any Assets thereof, if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its Subsidiaries.

     7.2 Covenants of FCBS. Except as specifically contemplated or permitted by this Agreement, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, FCBS covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of a duly authorized officer of Regions:

          (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any FCBS Company; or

          (b) incur, guarantee, or otherwise become responsible for any additional debt obligation or other obligation for borrowed money (other than indebtedness of a FCBS Company to another FCBS Company) in excess of an aggregate of $250,000 (for the FCBS Companies on a consolidated basis) except in the ordinary course of the business of FCBS Companies consistent with past practices (which shall include, for FCBS, creation of deposit liabilities, purchases of federal funds, advances from the Federal Home Loan Bank or the Federal Reserve Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any share of stock held by any FCBS Company of any Lien or permit any such Lien to exist; or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any FCBS Company, or declare or pay any dividend or make any other distribution in respect of any FCBS Common Stock; provided that FCBS may (to the extent legally able to do so), but shall not be obligated to, declare and pay regular quarterly cash dividends on the FCBS Common Stock in the amounts and with the usual and regular record and payment dates in accordance with past practice as disclosed in Section 7.2(c) of the FCBS Disclosure Memorandum; or

          (d) except pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of FCBS Common Stock or any other capital stock of any FCBS Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

          (e) adjust, split, combine, or reclassify any capital stock of any FCBS Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of FCBS Common Stock or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any FCBS Subsidiary (unless any such shares of stock are sold or otherwise transferred to another FCBS Company) or any Assets having in the aggregate a book value in excess of $100,000 other than in the ordinary course of business for reasonable and adequate consideration; or

          (f) acquire direct or indirect control over, or invest in equity securities of, any Person, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) acquisitions of control by FCBS in its fiduciary capacity; or

          (g) grant any increase in compensation or benefits to the employees or officers of any FCBS Company except as required by Law or except as disclosed in Section 7.2(g) of the FCBS Disclosure Memorandum; pay any bonus except pursuant to the provisions of any applicable program or plan adopted by its Board of Directors prior to the date of this Agreement and disclosed in Section 7.2(g) of the FCBS Disclosure Memorandum; enter into or amend any severance agreements with officers of any FCBS Company; grant any increase in fees or other increases in compensation or other benefits to directors of any FCBS Company; or

          (h) enter into or amend any employment Contract between any FCBS Company and any Person (unless such amendment is required by Law) that the FCBS Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan or program of any FCBS Company or make any material change in or to any existing employee benefit plans or programs of any FCBS Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

          (j) make any significant change in any accounting methods, principles, or practices or systems of internal accounting controls, except as may be necessary to conform to changes in regulatory accounting requirements or GAAP; or

          (k) commence or settle any Litigation other than in accordance with past practice; provided that, except to the extent specifically reserved against in the FCBS Financial Statements dated prior to the date of this Agreement, no FCBS Company shall settle any Litigation involving any Liability of any FCBS Company for money damages in excess of $25,000 or restrictions upon the operations of any FCBS Company; or

          (l) except in the ordinary course of business, enter into or terminate any material Contract or make any change in any material lease or Contract, other than renewals of leases and Contracts without material adverse changes of terms or as disclosed pursuant to Section 7.2(g) of the FCBS Disclosure Memorandum.

     7.3 Covenants of Regions. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Regions covenants and agrees that it will not, without the prior written consent of a duly authorized officer of FCBS, amend the Certificate of Incorporation or Bylaws of Regions, in each case in any manner which is adverse to or discriminates against the holders of FCBS Common Stock.

     7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) is reasonably likely to cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and FCBS shall deliver to Regions copies of all such reports filed by FCBS promptly after the same are filed. If financial statements are contained in any such reports filed with appropriate Regulatory Authorities, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to a Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                 ARTICLE EIGHT

                             ADDITIONAL AGREEMENTS

     8.1 Registration Statement; Proxy Statement; Stockholder Approval. As soon as reasonably practicable after the execution of this Agreement, Regions shall file the Registration Statement with the SEC, provided FCBS has provided, on a reasonably timely basis, all information concerning FCBS necessary for inclusion in the Registration Statement, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as reasonably practicable after the filing thereof and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Regions Common Stock upon consummation of the Merger. FCBS shall promptly furnish all information concerning it and the holders of its capital stock as Regions may reasonably request in connection with such action. FCBS shall call a Stockholders' Meeting, to be held within 45 days after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of (i) this Agreement and (ii) such other related matters as it deems appropriate. In connection with the Stockholders' Meeting, (i) FCBS shall mail the Proxy Statement to all of its stockholders,
(ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of FCBS shall recommend (subject to compliance with their fiduciary duties as advised in writing by counsel to such Board) to its stockholders the approval of this Agreement, and (iv) the Board of Directors and officers of FCBS shall use their reasonable efforts to obtain such stockholders' approval (subject to compliance with their fiduciary duties as advised in writing by counsel to such Board).

     8.2 Nasdaq NMS Listing. Regions shall file with the NASD a notification for the listing on the Nasdaq NMS relating to the proposed issuance of the shares of Regions Common Stock to be issued to the holders of FCBS Common Stock pursuant to the Merger.

     8.3 Applications. As soon as reasonably practicable after execution of this Agreement, Regions shall prepare and file, and FCBS shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. Regions shall use all reasonable efforts to obtain the requisite Consents of all Regulatory Authorities as soon as reasonably practicable after the filing of the appropriate applications.

     8.4 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions applicable to such Party referred to in Article Nine of this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.5 Investigation and Confidentiality. (a) Prior to the Effective Time, each Party will keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and, after the 30th day after execution of this Agreement, shall not interfere unreasonably with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

     (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     (c) FCBS shall use its reasonable efforts to exercise its rights under confidentiality agreements entered into with Persons which were considering an acquisition transaction with FCBS to preserve the confidentiality of the information relating to FCBS provided to such parties.

     8.6 Press Releases. Prior to the Effective Time, FCBS and Regions shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, however, that nothing in this Section
8.6 shall be deemed to prohibit any Party from making any disclosure which its counsel advises as necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.7 Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, no FCBS Company nor any Affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, "Representatives") retained by any FCBS Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of FCBS' Board of Directors as advised in writing by counsel to such Board of Directors, no FCBS Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but FCBS may communicate information about such an Acquisition Proposal to its stockholders if and to the extent that it is required to do so in order to comply with its legal obligations. FCBS shall promptly notify Regions orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. FCBS shall immediately cease and cause to be terminated as of the date of this Agreement any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing.

     8.8 Tax Matters. The Parties agree to use their reasonable efforts to obtain written opinions of Alston & Bird LLP to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of FCBS Common Stock for Regions Common Stock will not give rise to gain or loss to the stockholders of FCBS with respect to such exchange (except to the extent of any cash received), and (iii) each of FCBS and Regions will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code ("Tax Opinions"). In rendering such Tax Opinions, counsel shall be entitled to rely upon representations of officers of FCBS and Regions reasonably satisfactory in form and substance to such counsel. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for Federal income tax purposes.

     8.9 Agreement of Affiliates. FCBS has disclosed in Section 8.9 of the FCBS Disclosure Memorandum each Person whom it reasonably believes is an "affiliate" of FCBS for purposes of Rule 145 under the 1933 Act. FCBS shall use its reasonable efforts to cause each such Person to deliver to Regions not later than 30 days prior to the Effective Time a written agreement, substantially in the form of Exhibit 3 to this Agreement, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of FCBS Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Regions Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of Regions and FCBS have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, except that transfers may be made in compliance with Staff Accounting Bulletin No. 76 issued by the SEC. Except that transfers may be made in compliance with Staff Accounting Bulletin No. 76 issued by the SEC, shares of Regions Common Stock issued to such affiliates of FCBS in exchange for shares of FCBS Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of Regions and FCBS have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this
Section 8.9 (and Regions shall be entitled to place restrictive legends upon certificates for shares of Regions Common Stock issued to affiliates of FCBS pursuant to this Agreement to enforce the provisions of this Section 8.9). Regions shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Regions Common Stock by such affiliates.

     8.10 Employee Benefits and Contracts. Following the Effective Time, Regions shall provide generally to officers and employees of the FCBS Companies who, at or after the Effective Time, become employees of a Regions Company employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock except as set forth in this Section 8.10), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Regions Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, (i) service under any qualified defined benefit plans of FCBS should be treated as service under Regions' qualified defined benefit plans,
(ii) service under any qualified defined contribution plans of FCBS shall be treated as service under Regions' qualified defined contribution plans, and
(iii) service under any other employee benefit plans of FCBS shall be treated as service under any similar employee benefit plans maintained by Regions. Regions also shall cause FCBS and its Subsidiaries to honor all employment, severance, consulting, and other compensation Contracts disclosed in Section 8.10 of the FCBS Disclosure Memorandum to Regions between any FCBS Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the FCBS Benefit Plans.

     8.11 Indemnification.  (a) Subject to the conditions set forth in paragraph
(b) below, for a period of six years after the Effective Time, Regions shall, and shall cause FCBS to, indemnify, defend, and hold harmless each person entitled to indemnification from a FCBS Company (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent permitted by Georgia Law and FCBS' Articles of Incorporation and Bylaws, in each case as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by the FCBS is required to effectuate any indemnification, Regions shall cause FCBS to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Regions and the Indemnified Party.

     (b) Any Indemnified Party wishing to claim indemnification under paragraph
(a), upon learning of any such Liability or Litigation, shall promptly notify Regions thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Regions or FCBS shall have the right to assume the defense thereof and Regions shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Regions or FCBS elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Regions or FCBS and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Regions or FCBS shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Regions shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and
(iii) Regions shall not be liable for any settlement effected without its prior written consent; and provided further that FCBS shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

     8.12 State Takeover Laws. Each FCBS Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws, including Sections 14-2-1111 and 14-2-1132 of the GBCC.

     8.13 Articles of Incorporation Provisions. Each FCBS Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any FCBS Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any FCBS Company that may be directly or indirectly acquired or controlled by it.

                                  ARTICLE NINE

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Stockholder Approval. The stockholders of FCBS shall have approved this Agreement and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of Regions would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (c) Consents and Approvals. Each Party shall have obtained any and all other Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Regions Common Stock issuable pursuant to the Merger shall have been received.

          (f) Nasdaq NMS Listing. The shares of Regions Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq NMS.

          (g) Tax Matters. Each Party shall have received a copy of the Tax Opinions referred to in Section 8.8 of this Agreement. Each Party shall have delivered to the other a certificate, dated as of the date of the Tax Opinion, signed by its duly authorized officers, to the effect that, to the best knowledge and belief of such officers, the statement of facts and representations made on behalf of the management of such Party presented to the legal counsel delivering the Tax Opinions were at the date of such presentation, true, correct, and complete, and are on the date of such certificate, to the extent contemplated by the presentation, true, correct, and complete as though such presentation had been made on the date of such certificate.

     9.2 Conditions to Obligations of Regions. The obligations of Regions to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Regions pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of FCBS set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of FCBS set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of FCBS set forth in Sections 5.17, 5.18, and 5.19 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of FCBS set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.17, 5.18, and 5.19) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on FCBS; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of FCBS to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. FCBS shall have delivered to Regions (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Sections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by FCBS' Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this

     Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Regions and its counsel shall request.

          (d) Claims Letters. Each of the directors and officers of FCBS shall have executed and delivered to Regions letters in substantially the form of
     Exhibit 4 to this Agreement.

          (e) Legal Opinion. Regions shall have received a written opinion, dated as of the Effective Time, of counsel to FCBS, in substantially the form of Exhibit 5 to this Agreement.

          (f) Affiliate Agreements. Regions shall have received from each affiliate of FCBS the affiliates agreement referred to in Section 8.9 of this Agreement.

          (g) Pooling Letter. Regions shall have received a letter from Ernst & Young, LLP, dated as of the Effective Time, to the effect that the Merger will qualify for pooling-of-interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement.

     9.3 Conditions to Obligations of FCBS. The obligations of FCBS to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by FCBS pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Regions set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Regions set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Regions set forth in Section 6.10 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Regions set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.10) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Regions; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Regions to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. Regions shall have delivered to FCBS (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that, to the best knowledge of such officers, after due inquiry, the conditions of its obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Regions' Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, as appropriate, and the consummation of the transactions contemplated hereby, all in such reasonable detail as FCBS and its counsel shall request.

          (d) Legal Opinion. FCBS shall have received a written opinion, dated as of the Effective Time, of counsel to Regions, in substantially the form of Exhibit 6 to this Agreement.

                                  ARTICLE TEN

                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of FCBS, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of Regions and the Board of Directors of FCBS; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of FCBS and Section 9.3(a) in the case of Regions or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of FCBS and Section 9.3(a) of this Agreement in the case of Regions; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of FCBS and Section 9.3(a) in the case of Regions or in material breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of FCBS fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the Laws of the State of Georgia at the FCBS Stockholders' Meeting where the transactions were presented to such stockholders for approval and voted upon; or

          (e) By the Board of Directors of FCBS or by the Board of Directors of Regions in the event that the Merger shall not have been consummated by December 31, 1998, in each case only if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

          (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of FCBS and Section 9.3(a) in the case of Regions or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger (other than as contemplated by Section 10.1(d) of this Agreement) cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement as the date after which such Party may terminate this Agreement; or

          (g) By the Board of Directors of FCBS, if it determines by a vote of a majority of the members of its entire Board, at any time during the ten-day period commencing two days after the Determination Date, if both of the following conditions are satisfied:

             (1) the Average Closing Price shall be less than the product of (i)
        0.80 and (ii) the Starting Price; and

             (2) (i) the quotient obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "Regions Ratio") shall be less than (ii) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause
        (2)(ii) (such number being referred to herein as the "Index Ratio");

     subject, however, to the following three sentences. If FCBS refuses to consummate the Merger pursuant to this Section 10.1(g), it shall give prompt written notice thereof to Regions; provided, that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period. During the five-day period commencing with its receipt of such notice, Regions shall have the option to elect to increase the Exchange Ratio to equal the lesser of (i) the quotient (rounded to the nearest one-ten-thousandth) obtained by dividing (1) the product of 0.80, the Starting Price, and the Exchange Ratio (as then in effect) by (2) the Average Closing Price, and (ii) the quotient (rounded to the nearest one- ten-thousandth) obtained by dividing (1) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (2) the Regions Ratio. If Regions makes an election contemplated by the preceding sentence, within such five-day period, it shall give prompt written notice to FCBS of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 10.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 10.1(g).

     For purposes of this Section 10.1(g), the following terms shall have the meanings indicated:

          "Average Closing Price" shall mean the average of the daily last sales prices of Regions Common Stock as reported on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by Regions) for the 10 consecutive full trading days in which such shares are traded on the Nasdaq NMS ending at the close of trading on the Determination Date.

          "Determination Date" shall mean the date on which the Consent of the Board of Governors of the Federal Reserve System to the Merger shall be received.

          "Index Group" shall mean the 17 bank holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which shall be determined based upon the number of outstanding shares of common stock) shall be redistributed proportionately for purposes of determining the Index Price. The 17 bank holding companies and the weights attributed to them are as follows:

                   BANK HOLDING COMPANIES                     WEIGHTING
                   ----------------------                     ---------
AmSouth Bancorporation......................................     4.07%
BB&T Corporation............................................     6.78
Compass Bancshares, Inc.....................................     3.34
Fifth Third Bancorp.........................................     7.84
First American Corporation..................................     2.96
First Security Corporation..................................     5.86
First Tennessee National Corporation........................     3.25
First Virginia Banks, Inc...................................     2.62
Hibernia Corporation........................................     6.62
Huntington Bancshares, Inc..................................     9.68
Mercantile Bancorporation, Inc..............................     6.60
SouthTrust Corporation......................................     5.05
Star Banc Corporation.......................................     4.32
Summit Bancorp..............................................     8.91
SunTrust Banks, Inc.........................................    10.67
Union Planters Corporation..................................     3.45
Wachovia Corporation........................................     7.99
                                                               -------
          Total.............................................   100.00%
                                                               =======

          "Index Price" on a given date shall mean the weighted average (weighted in accordance with the factors listed above) of the last sale prices of the companies composing the Index Group.

          "Starting Date" shall mean the fourth full trading day after the announcement by press release of the Merger.

          "Starting Price" shall mean the last sale price per share of Regions Common Stock as reported on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by Regions) on the Starting Date.

     If any company belonging to the Index Group or Regions declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company or Regions shall be appropriately adjusted for the purposes of applying this
Section 10.1(g); or

          (h) By the Board of Directors of Regions, at any time prior to the 30th day after execution of this Agreement without any Liability in the event that the review of the Assets, business, financial condition, and results of operations of FCBS undertaken by Regions during such time period or any of the disclosures contained in the FCBS Disclosure Memorandum causes the Board of Directors of Regions to determine, in its reasonable good faith judgment, that a fact or circumstance of which Regions is not aware as of the date of this Agreement exists which materially and adversely impacts the economic benefit to Regions of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section
10.2 and Article Eleven and Section 8.5(b) of this Agreement shall survive any such termination, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. Each of the Support Agreements shall be governed by its own terms as to its termination.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles Two, Three, Four, and Eleven and Sections 8.9 and 8.11 of this Agreement.

                                 ARTICLE ELEVEN
                                 MISCELLANEOUS

     11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

          "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

          "Affiliate" of a Person shall mean (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person, (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any ten percent (10%) or greater equity or voting interest of such Person, or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "Agreement" shall mean this Agreement and Plan of Merger, including each of the Support Agreements and the other Exhibits delivered pursuant hereto and incorporated herein by reference.

          "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

          "Business Combination" shall mean an acquisition of, merger or combination with, share exchange involving any class of voting stock of, sale of more than fifty percent (50%) of the consolidated assets by, or other business combination involving, or tender offer for or sale or issuance of any equity securities involving an acquisition by a third party of more than fifty percent (50%) of the voting stock of, FCBS, other than the formation of a newly organized holding company for FCBS in which the shares of FCBS Common Stock are exchanged for shares of the holding company on a basis that does not cause the respective beneficial interests of each stockholder to change or transactions with a Regions Company.

          "Closing" shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

          "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "Default" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit.

          "DGCL" shall mean the Delaware General Corporation Law.

          "Effective Time" shall mean the date and time at which the Merger becomes effective as defined in Section 1.3 of this Agreement.

          "Environmental Laws" shall mean all Laws which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "ERISA Plan" shall have the meaning provided in Section 5.13 of this Agreement.

          "Exchange Agent" shall have the meaning provided in Section 4.1 of this Agreement.

          "Exchange Ratio" shall have the meaning provided in Section 3.1(c) of this Agreement.

          "Exhibits" 1 through 6, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "FCBS Benefit Plans" shall have the meaning set forth in Section 5.13 of this Agreement.

          "FCBS Common Stock" shall mean the $1.00 par value common stock of FCBS.

          "FCBS Companies" shall mean, collectively, FCBS and all FCBS Subsidiaries.

          "FCBS Disclosure Memorandum" shall mean the written information entitled "First Community Banking Services, Inc. Disclosure Memorandum" delivered by the 10th day following execution of this Agreement to Regions describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.

          "FCBS Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of FCBS as of September 30, 1997, and as of December 31, 1996 and 1995, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1997, and for each of the three years ended December 31, 1996, 1995, and 1994, as filed by FCBS in SEC Documents, and (ii) the consolidated statements of condition of FCBS (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1997.

          "FCBS Preferred Stock" shall mean the $1.00 par value preferred stock of FCBS.

          "FCBS Subsidiaries" shall mean the Subsidiaries of FCBS, which shall include the FCBS Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of FCBS in the future and owned by FCBS at the Effective Time.

          "FDIC" shall mean the Federal Deposit Insurance Corporation.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "GBCC" shall mean the Georgia Business Corporation Code.

          "Hazardous Material" shall mean any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. sec. 9601 et seq., or any similar federal, state, or local Law.

          "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "Knowledge" as used with respect to a Person shall mean the knowledge after due inquiry of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior or executive vice president of such Person.

          "Law" shall mean any code, law, ordinance, regulation, reporting, or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including, without limitation, those promulgated, interpreted, or enforced by any of the Regulatory Authorities.

          "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including, without limitation, costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute, or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institutions, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

          "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "Loan Property" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "Material Adverse Effect" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, or (d) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

          "Merger" shall mean the merger of FCBS with and into Regions referred to in Section 1.1 of this Agreement.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "Nasdaq NMS" shall mean the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System.

          "1933 Act" shall mean the Securities Act of 1933, as amended.

          "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

          "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "Participation Facility" shall mean any facility in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property.

          "Party" shall mean either FCBS or Regions and "Parties" shall mean both FCBS and Regions.

          "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

          "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "Proxy Statement" shall mean the proxy statement used by FCBS to solicit the approval of its stockholders of the transactions contemplated by this Agreement and shall include the prospectus of Regions relating to the shares of Regions Common Stock to be issued to the stockholders of FCBS.

          "Regions Common Stock" shall mean the $.625 par value common stock of Regions.

          "Regions Companies" shall mean, collectively, Regions and all Regions Subsidiaries.

          "Regions Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Regions as of September 30, 1997, and as of December 31, 1996 and 1995, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1997, and for each of the three years ended December 31, 1996, 1995, and 1994, as filed by Regions in SEC Documents, and (ii) the consolidated statements of condition of Regions (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1997.

          "Regions Subsidiaries" shall mean the Subsidiaries of Regions.

          "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, filed with the SEC by Regions under the 1933 Act in connection with the transactions contemplated by this Agreement.

          "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision, the Office of the Comptroller of the Currency, the FDIC, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, and the SEC.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SEC Documents" shall mean all reports and registration statements filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "Stockholders' Meeting" shall mean the meeting of the stockholders of FCBS to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

          "Subsidiary" or collectively "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls fifty percent (50%) or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which fifty percent (50%) or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

          "Support Agreements" shall mean the various Support Agreements, each in substantially the form of Exhibit 2 to this Agreement.

          "Surviving Corporation" shall mean Regions as the surviving corporation resulting from the Merger.

          "Tax" or "Taxes" shall mean any federal, state, county, local or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes, assessments, charges, fares, or impositions, of any nature whatsoever, including interest, penalties, and additions imposed thereon or with respect thereto.

          "Termination Fee Agreement" shall mean the Termination Fee Agreement, in substantially the form of Exhibit 1 to this Agreement.

     11.2 Expenses. (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

     (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     11.3 Brokers and Finders. Each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby except for the fees payable by FCBS to Brown, Burke Capital Partners, Inc.. In the event of a claim by any other broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by FCBS or Regions, each of FCBS and Regions, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement, expressed or implied, is intended to, or shall, confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.9 and 8.11 of this Agreement.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties;

provided, however, that after any such approval by the holders of FCBS Common Stock, there shall be made no amendment decreasing the consideration to be received by FCBS stockholders without the further approval of such stockholders.

     11.6 Waivers. (a) Prior to or at the Effective Time, Regions, acting through its Board of Directors, chief executive officer, vice chairman, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by FCBS, to waive or extend the time for the compliance or fulfillment by FCBS of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Regions under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Regions.

     (b) Prior to or at the Effective Time, FCBS, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Regions, to waive or extend the time for the compliance or fulfillment by Regions of any and all of their obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of FCBS under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of FCBS.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so received:

FCBS:                            First Community Banking Services, Inc.
                                 300 South Peachtree Parkway
                                 Peachtree City, Georgia 30269
                                 Telecopy Number: (770) 631-8380
                                 Attention: Ira P. Shepherd
                                            President and Chief Executive Officer
Copy to Counsel:                 Nelson Mullins Riley & Scarborough L.L.P.
                                 First Union Plaza, Suite 1400
                                 999 Peachtree Street, N.E.
                                 Atlanta, Georgia 30309
                                 Telecopy Number: (404) 817-6050
                                 Attention: Neil E. Grayson and
                                            Glenn W. Sturm
Regions:                         Regions Financial Corporation
                                 417 North 20th Street
                                 Birmingham, Alabama 35203
                                 Telecopy Number: (205) 326-7571
                                 Attention: Richard D. Horsley
                                            Vice Chairman and Executive
                                            Financial Officer
Copy to Counsel:                 Regions Financial Corporation
                                 417 North 20th Street
                                 Birmingham, Alabama 35203
                                 Telecopy Number: (205) 326-7751
                                 Attention: Samuel E. Upchurch, Jr.
                                            General Counsel and Corporate Secretary

     11.9 Governing Law. Except to the extent the laws of the State of Georgia apply to the Merger, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws.

     11.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                                FIRST COMMUNITY BANKING
                                                       SERVICES, INC.

By: /s/ JOSEPH S. BLACK                                By: /s/ IRA P. SHEPHERD
                                                       -----------------------------------------------------
-----------------------------------------------------        Ira P. Shepherd
      Joseph S. Black                                        President and Chief Executive Officer
      Secretary

[CORPORATE SEAL]

ATTEST:                                                REGIONS FINANCIAL CORPORATION

By: /s/ SAMUEL E. UPCHURCH, JR.                        By: /s/ RICHARD D. HORSLEY
                                                       -----------------------------------------------------
-----------------------------------------------------        Richard D. Horsley
      Samuel E. Upchurch, Jr.                                Vice Chairman
      Corporate Secretary

[CORPORATE SEAL]

                                                                      APPENDIX B
Board of Directors                                                        , 1998
First Community Banking Services, Inc.
300 South Peachtree Parkway
Peachtree City, GA 30269

Dear Members of the Board:

     You have asked us to advise you with respect to the fairness to the shareholders of First Community Banking Services, Inc. (the "Company"), from a financial point of view, of the exchange ratio (the "Exchange Ratio") provided for in the Agreement and Plan of Merger dated as of February 10, 1998 (the "Merger Agreement") between the Company and Regions Financial Corporation ("Regions"). The Merger Agreement provides for a merger (the "Merger") of the Company and Regions pursuant to which the common shareholders of the Company will receive 0.625 common shares of Regions for every common share of the Company. Termination rights to the Merger are available to the Company as fully described in the Merger Agreement, if the trading price of Regions common stock for a defined period prior to the effective date of the Merger has declined below $31.25 per share and the decline since February 19, 1998 exceeds by more than 15% the decline in value for a group of comparable bank holding companies (the "Index Group") over the same period. In the event this termination right is exercised by the Company, Regions can require the Company to consummate the Merger by increasing the Exchange Ratio to a level which provides a value to the Company that corresponds to the value which would have been received if Regions stock had declined to the lower of $31.25 or the level which reflects a 15% decline from the stock performance reflected by the Index Group.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to Regions and the Company. We have also reviewed certain other information, including financial forecasts and budgets and have discussed with the Company's management the business and prospects of the Company.

     We have also considered certain financial and stock market data of Regions and the Company and we have compared that data with similar data for other publicly held bank holding companies and we have considered the financial terms of certain other comparable transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant. In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts and budgets, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments the Company's management as to the future financial performance of the Company. We have not made an independent evaluation or appraisal of the assets of Regions or the Company and we have assumed that the aggregate allowances for loan losses for Regions and the Company are adequate to cover such losses. We have not solicited third party indications of interest in acquiring the Company.

     It should be noted that this opinion is based on market conditions and other circumstances existing on the date hereof and this opinion does not represent our view as to what the value of the Regions common stock necessarily will be when the Regions common stock is issued to the stockholders of the Company upon consummation of the Merger.

     We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

     It is understood that this opinion may be included in its entirety in any communication by the Company or the Board of Directors to the shareholders of the Company. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

Board of Directors
First Community Banking Services, Inc.
300 South Peachtree Parkway
Peachtree City, GA 30269
Page 2

     Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Exchange Ratio of the Merger is fair to the common shareholders of the Company from a financial point of view.

                                          Very truly yours,

                                          BROWN, BURKE CAPITAL PARTNERS, INC.

                                                                      APPENDIX C

                                CODE OF GEORGIA

             TITLE 14. CORPORATIONS, PARTNERSHIPS, AND ASSOCIATIONS

                        CHAPTER 2. BUSINESS CORPORATIONS

                         ARTICLE 13. DISSENTERS' RIGHTS

             PART 1. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301 Definitions.

     As used in this article, the term:

          (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

          (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

          (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

          (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

          (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

          (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302 Right to dissent.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption,

             including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303 Dissent by nominees and beneficial owners.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

14-2-1320 Notice of dissenters' rights.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321 Notice of intent to demand payment.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322  Dissenters' notice.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323  Duty to demand payment.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324  Share restrictions.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325  Offer of payment.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326  Failure to take action.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327  Procedure if shareholder dissatisfied with payment or offer.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

14-2-1330  Court action.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331  Court costs and counsel fees.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332  Limitation of actions.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Tenth of the Certificate of Incorporation of the Registrant provides:

          "(a) The corporation shall indemnify its officers, directors, employees, and agents to the full extent permitted by the General Corporation Law of Delaware. (b) No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
     Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit."

     Section 145 of the Delaware General Corporation law empowers the Registrant to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:

        "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        "(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        "(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        "(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

        "(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

        "(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        "(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

        "(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

        "(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

        "(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        "(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

     The Registrant has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer. Major exclusions from coverage include libel, slander, personal profit based on inside information, illegal payments, dishonesty, accounting of securities profits in violation of Section 16(b) of the Securities Exchange Act of 1934 and acts within the scope of the Pension Reform Act of 1974.

ITEM 21.  EXHIBITS.

EXHIBIT
NUMBER                                   DESCRIPTION
------         -----------------------------------------------------------------
  2.1   --     Agreement and Plan of Merger, dated as of February 10, 1998, by and between First Community Banking Services, Inc. and Regions
               Financial Corporation -- included as Appendix A to the Proxy
               Statement/Prospectus.
  4.1   --     Certificate of Incorporation of Regions Financial Corporation --
               incorporated by reference from S-4 Registration Statement of
               Regions Financial Corporation, file no. 333-37361.
  4.2   --     By-laws of Regions Financial Corporation -- incorporated by reference from S-4 Registration Statement of Regions Financial
               Corporation, file no. 333-37361.
  5.    --     Opinion re: legality.
  8.    --     Opinion re: tax matters.
 23.1   --     Consent of Ernst & Young LLP.
 23.2   --     Consent of Bricker & Melton, P.A.
 23.3   --     Consent of Lange, Simpson, Robinson & Somerville LLP -- included in Exhibit 5.
 23.4   --     Consent of Alston & Bird LLP-- included in Exhibit 8.
 23.5   --     Consent of Brown, Burke Capital Partners, Inc.
 24.    --     Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the original registration
               statement filed July 2, 1998.
 99.    --     Form of proxy.

ITEM 22.  UNDERTAKINGS.

     A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C.(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     D. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     E. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on this the 22nd day of July, 1998.

                                             REGISTRANT:
                                             REGIONS FINANCIAL CORPORATION


                                             BY:    /s/ Samuel E. Upchurch, Jr.
                                                 -------------------------------
                                                       Samuel E. Upchurch, Jr.
                                                       Executive Vice President
                                                       and General Counsel


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.



       SIGNATURE                     TITLE                            DATE
--------------------------  ------------------------------    ------------------

* Carl E. Jones, Jr.
--------------------------  President and Chief Executive        July 24, 1998
Carl E. Jones, Jr.              Officer and Director
                            (principal executive officer)

* Richard D. Horsley
--------------------------  Vice Chairman of the Board and       July 24, 1998
Richard D. Horsley          Executive Financial Officer
                                   and Director
                            (principal financial officer)
* Robert P. Houston
--------------------------  Executive Vice President and         July 24, 1998
Robert P. Houston                  Comptroller
                            (principal accounting officer)

SIGNATURE                          TITLE                            DATE
* Sheila S. Blair
--------------------------         Director                        July 24, 1998
Sheila S. Blair

* William B. Boles, Sr.
--------------------------         Director                        July 24, 1998
William B. Boles, Sr.

* James B. Boone, Jr.
--------------------------         Director                        July 24, 1998
James B. Boone, Jr.

* Albert P. Brewer
--------------------------         Director                        July 24, 1998
Albert P. Brewer

* James S.M. French
--------------------------         Director                        July 24, 1998
James S.M. French

* Olin B. King
--------------------------         Director                        July 24, 1998
Olin B. King

* J. Stanley Mackin
--------------------------    Chairman of the Board                July 24, 1998
J. Stanley Mackin                 and Director

* Henry E. Simpson
--------------------------         Director                        July 24, 1998
Henry E. Simpson

* Lee J. Styslinger, Jr.
--------------------------         Director                        July 24, 1998
Lee J. Styslinger, Jr.


--------------------------         Director
Robert J. Williams




* By /s/ Samuel E. Upchurch, Jr. as
  attorney-in-fact pursuant to a
  power of attorney.

                                INDEX TO EXHIBITS

                                                                                  SEQUENTIALLY
EXHIBIT                                                                             NUMBERED
NUMBER                           DESCRIPTION                                          PAGE
-------        -----------------------------------------------------------------  ------------
  2.1   --     Agreement and Plan of Merger, dated as of February 10, 1998, by and between First Community Banking Services, Inc. and Regions
               Financial Corporation -- included as Appendix A to the Proxy
               Statement/Prospectus.
  4.1   --     Certificate of Incorporation of Regions Financial Corporation --
               incorporated by reference from S-4 Registration Statement of
               Regions Financial Corporation, file no. 333-37361.
  4.2   --     By-laws of Regions Financial Corporation -- incorporated by reference from S-4 Registration Statement of Regions Financial
               Corporation, file no. 333-37361.
  5.    --     Opinion re: legality.
  8.    --     Opinion re: tax matters.
 23.1   --     Consent of Ernst & Young LLP.
 23.2   --     Consent of Bricker & Melton, P.A.
 23.3   --     Consent of Lange, Simpson, Robinson & Somerville LLP -- included in Exhibit 5.
 23.4   --     Consent of Alston & Bird LLP -- included in Exhibit 8.
 23.5   --     Consent of Brown, Burke Capital Partners, Inc.
 24.    --     Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the original registration statement filed July 2, 1998.
 99.    --     Form of proxy.